[***] Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) of the type that the registrant treats as private or confidential.

Exhibit 2.3

ASSET PURCHASE AGREEMENT
between
FOUNDATION CONSUMER BRANDS, LLC
and
PRESTIGE BRANDS, INC.
Dated as of March 19, 2026

TABLE OF CONTENTS
Section 1.1    Sale and Purchase    1
Section 1.2    Closing    3
Section 1.3    Purchase Price    4
Section 1.4    Withholding    6
Section 1.5    Transfer Taxes and Other Costs    6
Section 1.6    Allocation of the Consideration    6
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF SELLER    7
Section 2.1    Organization    7
Section 2.2    Authority; Enforceability; Governmental Authorization    7
Section 2.3    Non-Contravention    8
Section 2.4    Financial Statements    8
Section 2.5    Indebtedness; No Undisclosed Liabilities    9
Section 2.6    Absence of Changes and Material Adverse Effect    9
Section 2.7    Contracts    9
Section 2.8    Title to Transferred Assets; Sufficiency    11
Section 2.9    Intellectual Property    11
Section 2.10    Privacy and Security    12
Section 2.11    Litigation    13
Section 2.12    Compliance with Laws; Licenses and Permits    13
Section 2.13    Employees, Labor Matters, etc.    14
Section 2.14    Employee Benefit Plans and Related Matters    15
Section 2.15    Regulatory Matters    16
Section 2.16    Environmental Matters    17
Section 2.17    Tax Matters    17
Section 2.18    Finders’ Fees    18
Section 2.19    Insurance    18
Section 2.20    Inventory    19
Section 2.21    Customers and Suppliers    19
Section 2.22    Products    19
Section 2.23    Real Property    19
Section 2.24    Certain Compliance Matters; Global Trade    19
Section 2.25    Affiliate Arrangements    20
Section 2.26    No Other Representations and Warranties    20
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF BUYER    21
Section 3.1    Organization    21
Section 3.2    Authority; Enforceability; Governmental Authorization    21
Section 3.4    Non-Contravention    21
Section 3.5    Financing    22
Section 3.6    Solvency    22
Section 3.7    Litigation    23
Section 3.8    Finders’ Fees    23
i

Section 3.9    No Additional Representations; Inspection    23
ARTICLE 4 CERTAIN COVENANTS    24
Section 4.1    Conduct of the Business    24
Section 4.2    No Undue Interference    25
Section 4.3    Access to Information; Confidentiality; Books and Records    25
Section 4.4    Governmental Approvals    27
Section 4.5    Shared Contracts    29
Section 4.6    Employees and Employee Benefits    29
Section 4.7    Publicity    31
Section 4.8    Insurance    31
Section 4.9    Assurances    31
Section 4.10    Bulk Transfer Laws    32
Section 4.11    Payments from Third Parties; Correspondence    32
Section 4.12    Seller Transitional Trademarks    32
Section 4.13    Restrictive Covenants    33
Section 4.14    Transition Efforts    35
Section 4.15    Exclusivity    35
Section 4.16    Release Letters    36
Section 4.17    Financial Statements; Regulation S-X Cooperation.    36
Section 4.18    Financing    37
ARTICLE 5 TAX MATTERS    39
Section 5.1    Tax Allocation    39
Section 5.2    Cooperation    40
ARTICLE 6 CONDITIONS PRECEDENT    40
Section 6.1    Conditions to Obligations of Buyer and Seller    40
Section 6.2    Conditions to Obligations of Buyer    40
Section 6.3    Conditions to Obligations of Seller    41
ARTICLE 7 TERMINATION    42
Section 7.1    Termination    42
Section 7.2    Effect of Termination    43
ARTICLE 8 INDEMNIFICATION    43
Section 8.1    Non-Survival    43
Section 8.2    Indemnification by Seller    43
Section 8.3    Indemnification by Buyer    43
Section 8.4    Limitations on Indemnity    43
Section 8.5    Notification of Claims; Third Party Claims    44
Section 8.6    Exclusive Remedy    46
ARTICLE 9 DEFINITIONS    46
Section 9.1    Certain Terms    46
Section 9.2    Construction    58
ii

ARTICLE 10 MISCELLANEOUS    59
Section 10.1    Notices    59
Section 10.2    Amendment; Waivers, etc.    60
Section 10.3    Expenses    60
Section 10.4    Governing Law, etc.    60
Section 10.5    Successors and Assigns    61
Section 10.6    Entire Agreement    61
Section 10.7    Severability    61
Section 10.8    Certain Releases    61
Section 10.9    Counterparts; Effectiveness; Third Party Beneficiaries    63
Section 10.10    Specific Performance    63
Section 10.11    Waiver of Conflicts; Deal Communications    64
Section 10.12    Debt Financing Sources Protective Provisions.    65

Annex 9.1(a)    Transferred Assets
Annex 9.1(b)    Excluded Assets
Annex 9.1(c)    Assumed Liabilities
Annex 9.1(d)    Excluded Liabilities
Annex 9.1(e)    Inventory Target Calculation

Exhibit A:    Form of Bill of Sale and Assignment and Assumption
Exhibit B:    Form of Trademark Assignment Agreement
Exhibit C:    Form of Patent Assignment Agreement
Exhibit D:    Form of Copyright Assignment Agreement
Exhibit E:    Form of Transition Services Agreement

iii

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT, dated as of March 19, 2026 (this “Agreement”), is made by and between Prestige Brands, Inc., a Delaware corporation (“Buyer”), Foundation Consumer Brands, LLC, a Delaware limited liability company (“Seller”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 9.1. Each of Buyer and Seller are collectively referred to from time to time herein as the “Parties” and each individually as a “Party.”
R E C I T A L S:
WHEREAS, Seller, directly and indirectly through certain of its Affiliates, owns, licenses or otherwise holds certain rights to manufacture, promote, market, distribute and/or sell the products in the corresponding territories set forth on Section 2.22 of the Seller Disclosure Letter (the “Products” and such business, the “Business”); and
WHEREAS, Seller desires to sell (or cause to be sold), and Buyer desires to purchase or cause certain of its Affiliates to purchase, certain assets related to the Business and Buyer is willing to assume or cause certain of its Affiliates to assume certain liabilities related to the Business, in each case, upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:
Article 1

SALE AND PURCHASE OF ASSETS, ASSUMPTION OF LIABILITIES
1.Sale and Purchase.
(a)Transferred Assets. Subject to the terms and conditions hereof, at the Closing, Seller will, and will cause the Selling Affiliates to, sell, convey, assign and transfer to Buyer or one of its Affiliates, and Buyer or one of its Affiliates will purchase, acquire and accept, as a going concern, the Transferred Assets, in each case free and clear of all Liens other than Permitted Liens.
(b)Excluded Assets. Anything to the contrary herein notwithstanding, Buyer is not purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset.
(c)Assumed Liabilities. Subject to the terms and conditions hereof, at the Closing, Buyer shall assume or cause certain of its Affiliates to assume the Assumed Liabilities and shall pay, satisfy and discharge as and when due the Assumed Liabilities.
(d)Excluded Liabilities. Neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability. Seller and/or its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due all Excluded Liabilities.
(e)Business Transfer Documents. To the extent required under applicable Law or as reasonably deemed necessary by either of the parties hereto, to effect the transactions contemplated hereunder, the parties shall execute and deliver, or cause their respective Affiliates to execute and deliver, such asset and/or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, novation, transfer and assumption (the “Business Transfer Documents”) as are necessary to effect any transfer of the Transferred Assets at the Closing or such other time for transfer as contemplated by Section 1.1(g) or Section 4.5 below or any assumption of the Assumed Liabilities at the Closing. The Business Transfer Documents shall be in form and substance reasonably agreed to by the parties and as is usual and customary in the applicable jurisdiction; provided that the parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement; it being understood, that as of the date hereof, the only Business Transfer Documents are the Bill of Sale, the Trademark Assignment, the Patent Assignment Agreement and the Copyright Assignment Agreement. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control.
(f)Designation of Affiliates; Performance of Obligations by Affiliates. To the extent that any of the Transferred Assets are under the control of any of Seller’s Affiliates, Seller shall cause such Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer of such Transferred Assets under terms and conditions which are consistent with and subject to the terms of this Agreement. Any obligation of Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Seller’s sole and exclusive option, either by Seller directly, or by any Affiliate of Seller that Seller causes to satisfy, meet or fulfill such obligation, in whole or in part. Notwithstanding the foregoing, this Section 1.1(f) shall not be construed to relieve Seller from any of its obligations under this Agreement.
(g)Transferred Assets Subject to Third-Party Consent. To the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Buyer of any Transferred Asset is prohibited by any applicable Law or would require any governmental or third-party consent, authorization, approval or waiver and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer thereof. Unless otherwise provided in any Ancillary Agreement, from and after the Closing until the earlier of (i) one (1) year after the Closing and (ii) the date such consent, authorization, approval or waiver is obtained, Seller and Buyer shall, enter into an arrangement whereby Buyer or its applicable Affiliates are provided the rights, benefits and obligations of such Transferred Asset, and Buyer shall reimburse Seller for all costs and amounts incurred by Seller or any Selling Affiliate in connection with such arrangement, which arrangement may include Seller or a Selling Affiliate using Inventory purchased by Buyer hereunder to satisfy obligations of Seller or a Selling Affiliate under existing Contracts; provided, that no such actions shall be required if such action would violate any Law or the terms of any Contract. If such consent, authorization, approval or waiver is obtained following the Closing, Seller shall or shall cause the Selling Affiliates to promptly assign, convey and transfer any such Transferred Asset to Buyer at no additional cost. If such consent, authorization, approval or waiver is not obtained, under no circumstances shall the Purchase Price be reduced or Seller or its Affiliates be subject to any liability on account of the failure to obtain any such consent, authorization, approval or waiver, so long as Seller has complied with its obligations under this Section 1.1(g), Section 4.4 and Section 4.14 and the failure to obtain any such consent, authorization, approval or waiver did not result from any Fraud by Seller. Notwithstanding anything herein to the contrary, Section 4.5 and not this Section 1.1(g) shall govern the transfer of any Shared Contracts and Section 4.4(b) and not this Section 1.1(g) shall govern any consent, authorization, approval or waiver required under Competition Laws.
(h)Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 1.1, it shall be Buyer’s responsibility (i) to prepare the applicable Trademark Assignment Agreement, Patent Assignment Agreement and the Copyright Assignment Agreement, and to record such assignments following execution thereof by Seller or a Selling Affiliate at the Closing and (ii) to bear the fees and other costs (including any Taxes arising from such activities) in accordance with Section 1.5.
2.Closing. Subject to the terms and conditions set forth herein, the closing of the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at 10:00 a.m. Eastern Standard Time through the execution and exchange, via .pdf copies of originally signed documents, of the documents and agreements contemplated herein on the date that is two (2) Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the

Parties; provided, that the Parties shall not be required to consummate the Closing prior to June 12, 2026 without the written consent of each Party. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.” The Closing shall be deemed effective as of 12:01 a.m., local time, in each jurisdiction where any Transferred Assets are transferring on the Closing Date. At the Closing:
(a)Seller shall deliver or cause to be delivered to Buyer (unless previously delivered), the following:
(i)the officer’s certificate referred to in Section 6.2(c);
(ii)duly executed counterparts of the Ancillary Agreements;
(iii)with respect to Seller and any Selling Affiliate that is a U.S. person for U.S. federal income tax purposes, a duly executed IRS Form W-9 and with respect to any Selling Affiliate that is not a U.S. person for U.S. federal income tax purposes, a duly executed IRS Form W-8;
(iv)the Release Letters;
(v)copies of the resolutions (or local equivalent) of the board of directors (or local equivalent) and, where required, the stockholders or other equity holders, of Seller and each Selling Affiliate, authorizing and approving the transactions contemplated by this Agreement and the applicable Ancillary Agreements, to the extent applicable to such Seller or Selling Affiliate, certified by the respective corporate secretary (or local equivalent) to be true and complete and in full and unmodified Closing; and
(vi)a correct and complete copy of the Audited Financials and of the Reviewed Financials for any fiscal quarter ended at least forty five (45) days prior to the Closing Date.
(b)Buyer shall deliver or cause to be delivered to Seller, or as designated by Seller, one or more of Seller’s Affiliates (unless previously delivered), the following:
(i)the Purchase Price in accordance with Section 1.3(a);
(ii)the officer’s certificate referred to in Section 6.3(c);
(iii)copies of the resolutions of the board of directors of Buyer authorizing and approving the transactions contemplated by this Agreement and the applicable Ancillary Agreements, to the extent applicable to Buyer, certified by the respective corporate secretary (or local equivalent) to be true and complete and in full force and effect and unmodified as of the Closing; and
(iv)duly executed counterparts of the Ancillary Agreements.
3.Purchase Price.
(a)Purchase Price. At the Closing, Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to one or more accounts designated by Seller at least two (2) Business Days prior to the Closing Date, an amount equal to the Purchase Price.
(b)Purchase Price Adjustment.
(i)Within ten (10) Business Days following the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Inventory Statement”) setting forth Seller’s determination of the value of the Inventory transferred to Buyer as of the Closing (including, for the avoidance of doubt, any Inventory retained by Seller or any Selling Affiliate on behalf of

Buyer pursuant to the Transition Services Agreement) (as of 11:59 P.M., local time in each jurisdiction where the Inventory is located, on the Closing Date) (the “Closing Inventory”) and a calculation of the amount, if any, payable pursuant to Section 1.3(g). In connection with the preparation of the Inventory Statement, Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in its preparation of the Inventory Statement and (B) afford to Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business to the extent relevant to the preparation of the Inventory Statement (including any taking and preparing of physical counts of Inventory). For purposes of this Section 1.3, the value of the Inventory transferred to Buyer will be determined by reference to the price for each component of Closing Inventory as set forth on Section 2.22 of the Seller Disclosure Letter and shall include only Inventory that (A) has been approved and released by Seller or such applicable Selling Affiliate appointed qualified person in compliance with applicable Laws, (B) has an unexpired shelf life of not less than nine (9) months, or solely for the Product SKUs set forth on Section 1.3(b)(i) of the Seller Disclosure Letter, an unexpired shelf life of not less than eighteen (18) months, and (C) has not been damaged, recalled and/or incorrectly packaged or labelled.
(ii)For the purposes of clarification only, Seller is retaining all Pre-Closing Accounts Payable and Pre-Closing Accounts Receivable and the only Purchase Price adjustment after the Closing will be the adjustment of the Inventory pursuant to this Section 1.3.
(c)Dispute Notice. The Inventory Statement shall become final, binding and conclusive upon Seller and Buyer on the 30th day following Buyer’s receipt of the Inventory Statement (or such earlier date if Buyer confirms to Seller in writing its agreement with the Inventory Statement), unless prior to such 30th day Buyer delivers to Seller a written notice (a “Dispute Notice”) stating that Buyer believes the Inventory Statement contains mathematical errors (including quantity of Inventory transferred to Buyer), includes Inventory that should not be included pursuant to Section 1.3(b)(i), or was not prepared by reference to the price for each applicable component of Closing Inventory as set forth on Section 2.22 of the Seller Disclosure Letter, and specifying in reasonable detail each item that Buyer disputes (each, a “Disputed Item”), the amount in dispute for each Disputed Item and the reasons supporting Buyer’s positions. Buyer shall not challenge the Inventory Statement on any other basis, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Inventory Statement delivered pursuant to Section 1.3(b)(i).
(d)Resolution Period. If Buyer delivers a Dispute Notice, then Seller and Buyer shall seek in good faith to resolve the Disputed Items during the 15-calendar day period beginning on the date Seller receives the Dispute Notice (the “Resolution Period”). If Seller and Buyer reach agreement with respect to any Disputed Items, Seller shall revise the Inventory Statement to reflect such agreement, which shall be final and binding upon the Parties and not appealable or subject to further review.
(e)Independent Accountant. If Buyer and Seller are unable to resolve all of the Disputed Items during the Resolution Period, then Buyer and Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant; provided that if Buyer and Seller do not appoint an Independent Accountant within ten (10) calendar days after the end of the Resolution Period, they shall request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm that has not had a material relationship with Buyer or Seller within the preceding two years, and such appointment shall be final, binding and conclusive on Buyer and Seller. The Independent Accountant shall act as an arbitrator to determine, based solely on presentations by Buyer and Seller and not by independent review, only the Unresolved Items still in dispute and shall be limited to those adjustments, if any, required to be made for the Inventory Statement to comply with the provisions of this Agreement. The parties shall agree, promptly after the Independent Accountant has been appointed, on procedures governing the resolution of any dispute by the Independent Accountant; provided that if the parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern. Buyer and Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) calendar days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this

Section 1.3(e) and the price for each Product as set forth on Section 2.22 of the Seller Disclosure Letter, and in no event shall the Independent Accountant’s determination of the Unresolved Items be for an amount that is outside the range of Buyer’s and Seller’s disagreement. Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may reasonably request. The final, written determination of the Independent Accountant shall be final, binding and conclusive upon Buyer and Seller absent manifest error, and Seller shall revise the Inventory Statement to reflect such determination upon receipt thereof. All negotiations pursuant to Section 1.3(d) and this Section 1.3(e) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations and submissions to the Independent Accountant, and the dispute resolution proceedings under Section 1.3(d) and this Section 1.3(e) shall be treated as confidential information. The fees, expenses and costs of the Independent Accountant shall be borne equally by Buyer and Seller.
(f)Access to Information. Each party shall use its reasonable best efforts to provide promptly to the other party all information as such other party shall reasonably request in connection with review of the Inventory Statement or the Dispute Notice, as the case may be, and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Inventory Statement.
(g)Final Adjustment. Within five (5) Business Days after the Inventory Statement is finalized pursuant to clause (c), (d) or (e) of this Section 1.3:
(i)if Closing Inventory is greater than the Inventory Target, then Buyer shall pay to Seller an amount equal to the Closing Inventory minus the Inventory Target; or
(ii)if Closing Inventory is less than the Inventory Target, then Seller shall pay to Buyer an amount equal to the Inventory Target minus the Closing Inventory.
(h)Method of Payment. Any amount paid in respect of adjustments to the Purchase Price made pursuant to this Section 1.3 shall be (i) made by wire transfer of immediately available funds to an account designated by the receiving party and (ii) treated as an adjustment to the Purchase Price, including for tax reporting purposes.
4.Withholding. Buyer shall make all payments under this Agreement free and clear of all deductions and withholdings in respect of Taxes, unless any such deduction or withholding is required by Law in effect at the time of payment. If any Taxes are required by Law in effect at the time of payment to be deducted from or in respect of any amount payable under this Agreement, Buyer (or other applicable withholding agent) shall make such deductions and timely pay the full amount deducted to the Governmental Authority in accordance with applicable Law and shall deliver to Seller appropriate documentation evidencing such payment. Notwithstanding the foregoing, Buyer will provide written notice to Seller promptly upon any determination that withholding may be required on any payments under this Agreement and shall cooperate with Seller in good faith to reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld and paid to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the appropriate recipient in respect of which such deduction and withholding was made.
5.Transfer Taxes and Other Costs.
(a)All Transfer Taxes payable on or in connection with the transfer of the Transferred Assets to Buyer and the transactions contemplated by this Agreement shall be borne and paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller. Buyer shall prepare and file all necessary Tax Returns and other documentation required to be filed by it with respect to all Transfer Taxes, and Seller shall, subject to receipt of reasonably satisfactory evidence of Buyer’s payment thereof, promptly reimburse Buyer in dollars for Seller’s portion of such Transfer Taxes; provided that if Seller determines (in its sole reasonable discretion) that it is required by applicable Law to pay any Transfer Taxes, then Seller shall pay such Transfer Taxes, and Buyer shall, subject to receipt of reasonably satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller in dollars for Buyer’s portion of such Transfer Taxes. If required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. Buyer and Seller shall cooperate and use commercially reasonable efforts to pursue any exemption, exclusion, credit or other recovery from the application or imposition of any such Transfer Taxes (and any such exemptions, exclusions, credits or other recovery available under applicable Law shall be taken into account in determining each Party’s reimbursement obligation pursuant to this Section 1.5).
(b)All costs and fees other than Transfer Taxes associated with transferring to Buyer or one of its Affiliates the Transferred Assets (including the Transferred IP and marketing authorizations for the Products) shall be borne and paid solely by Buyer when due; provided that if any such out-of-pocket costs or expenses are incurred by Seller, Buyer shall, subject to receipt of satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller.
(c)All costs and expenses other than Transfer Taxes associated with removing and moving any Transferred Asset to a location designated by Buyer shall be borne and paid solely by Buyer when due; provided that if any such out-of-pocket costs or expenses are incurred by Seller, Buyer shall, subject to receipt of satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller.
6.Allocation of the Consideration. As soon as practicable, and in any event not later than forty-five (45) days after the determination of the final Purchase Price pursuant to Section 1.3, Seller shall provide for Buyer’s review and comment a proposed allocation of the Purchase Price, as adjusted for all relevant tax purposes to take into account the Assumed Liabilities and other relevant items, among the Transferred Assets (and the Seller and the Selling Affiliates, and by country, as applicable) in accordance with the principles of Section 1060 of the Code, the Treasury Regulations promulgated thereunder, and other applicable Law and in a manner consistent with the methodologies set forth on Schedule 1.6 (the “Proposed Allocation”). Buyer shall have the right to object to the Proposed Allocation during the thirty (30) day period immediately following delivery of the Proposed Allocation. If Buyer delivers a notice of objection to Seller during that thirty (30) day period, Seller and Buyer shall negotiate in good faith to resolve their differences with respect to the Proposed Allocation. If Buyer makes no objection during that thirty (30) day period or Seller and Buyer agree on an allocation within the thirty (30) day period following Seller’s delivery of such a notice of objection, the Proposed Allocation or the agreed allocation, as applicable, shall be final and binding on Seller, on behalf of itself and Selling Affiliates, and Buyer (the “Agreed-Upon Allocation”). If Seller and Buyer are unable to reach agreement on the Proposed Allocation within thirty (30) days following the delivery to Seller of Buyer’s notice of objection to the Proposed Allocation, the allocation shall be finally determined by the Independent Accountant in accordance with the dispute resolution procedures set forth in Section 1.3(e), mutatis mutandis, and in a manner consistent with the methodologies set forth on Schedule 1.6, and such finally determined allocation shall be final and binding on Seller, on behalf of itself and Selling Affiliates, and Buyer as the Agreed-Upon Allocation. In the event an adjustment to the Purchase Price is made pursuant to Section 1.3 or otherwise under this Agreement (and any refunds and/or other payments are made in connection therewith), the allocation of the Purchase Price shall be revised to allocate such adjustment to the Transferred Assets based upon the item to which such adjustment is attributable. Except as required in connection with a determination within the meaning of Section 1313(a) of the Code (or equivalent provision of state, local, or foreign Law), (a) the Agreed-Upon Allocation shall be binding on the Parties for federal, state, local, foreign and other Tax reporting purposes, (b) no Party will assert or maintain a position inconsistent with the Agreed-Upon Allocation and (c) the applicable Tax Returns to be filed by any of the Parties or their Affiliates or Subsidiaries shall reflect the Agreed-Upon Allocation.
Article 2

REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Buyer as follows:
1.Organization. Each of Seller and the Selling Affiliates is duly organized, validly existing and in good standing (to the extent such concept is recognized in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and is duly authorized, licensed and qualified to do business in each jurisdiction where the ownership, operation or lease of the Transferred Assets by it or the operation of the Business by it makes such authorization, licensure or qualification necessary, except to the extent the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect. Seller and each Selling Affiliate has full entity or other applicable legal power and authority to own, operate or lease the Transferred Assets and to carry on its business in all material respects in the places where such businesses are now being conducted.
2.Authority; Enforceability; Governmental Authorization.
(a)Seller has full entity power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is to be a party, and each of the Selling Affiliates have, or will have at Closing, full entity or other applicable legal power and authority to enter into the Ancillary Agreements to which it is to be a party, and to perform their obligations hereunder and thereunder (as the case may be). This Agreement has been, and the Ancillary Agreements to which Seller and the Selling Affiliates are to be a party will be by Closing, duly authorized and approved by all necessary entity action.
(b)Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer, each Ancillary Agreement to be executed by Seller or any Selling Affiliate, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of Seller or such Selling Affiliate (as the case may be), enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(c)The execution and delivery of this Agreement by Seller and the execution and delivery of the Ancillary Agreements by Seller and any Selling Affiliate party thereto and the consummation of the transactions contemplated hereby or thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act, (ii) Transfer Letters and any other notice and transfer filings with the regulatory bodies set forth in Section 2.2(c)(ii) of the Seller Disclosure Letter and (iii) any actions or filings under Laws (other than Competition Laws) the absence of which would not reasonably be expected, individually or in the aggregate, to materially adversely affect the ability of Seller or any Selling Affiliate to perform its obligations hereunder or thereunder.
3.Non-Contravention. Except as set forth on Section 2.3 of the Seller Disclosure Letter, the execution and delivery of this Agreement by Seller, the execution and delivery of the Ancillary Agreements by Seller or any Selling Affiliate party thereto and the consummation of the transactions contemplated hereby or thereby, do not and will not (with or without the giving of notice, the lapse of time or both) (a) violate any provision of the Organizational Documents of Seller or any Selling Affiliate, (b) conflict with, result in the breach of, constitute a default under, require consent of or notice to the counterparty to, or result in the termination, cancellation or acceleration of any right or obligation of Seller or any Selling Affiliate under any Contract, or result in the creation or the imposition of any Lien (other than a Permitted Lien) upon any of the Transferred Assets, (c) require any consent, authorization, approval, waiver or other action by any Person under any provision of any Contract or other Transferred Asset, or (d) assuming compliance with the matters set forth in Section 2.2(c), violate any Law of any Governmental Authority applicable to, or any Order against, Seller or any Selling Affiliate, or any of the Transferred Assets.
4.Financial Statements. The unaudited pro forma financial statements set forth on Section 2.4 of the Seller Disclosure Letter (the “Financial Statements”) (a) present fairly, in all material respects, the assets (solely with respect to Inventory) of the Business as of, and the revenues and expenses of the Business for the years ended, December 31, 2025 and 2024 and (b) have been prepared in good faith based on reasonable estimates and assumptions by management of Seller, and have been extracted from the financial statements and other books and records of Seller and its Affiliates relating to the Business and based upon the assumptions and the basis of preparation set forth on Section 2.4 of the Seller Disclosure Letter; provided that the Financial Statements (i) do not reflect assets (other than

Inventory) and (ii) present only those revenues and expenses related to the assets exclusively used in the Business, as further described in Section 2.4 of the Seller Disclosure Letter. Seller and its Affiliates maintain accurate books and records reflecting the assets and liabilities of the Business, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Business; (B) provide that receipts and expenditures are being made only in accordance with authorizations of management of the Business; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Business. There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X) in Seller’s internal controls likely to adversely affect its ability to record, process, summarize and report financial information of the Business, and there has not been any fraud, whether or not material, that involves management or other employees of the Business who have a significant role in Seller’s internal controls over financial reporting.
5.Indebtedness; No Undisclosed Liabilities.
(a)Except for Indebtedness under the Specified Debt Agreement, there is no Indebtedness of Seller or its Affiliates with respect to the Business. Except for Liens under the Specified Debt Agreement, there are no agreements, commitments, arrangements or plans (written or oral) to which Seller or any Affiliate is a party that grant a Lien (other than a Permitted Lien) on all or any part of the Transferred Assets.
(b)Other than as disclosed on Section 2.5(b) of the Seller Disclosure Letter, there are no liabilities of Seller or its Affiliates with respect to the Business, other than (i) liabilities disclosed in the Financial Statements, (ii) liabilities incurred in connection with the transactions contemplated hereby (none of which result from, arise out of, relate to, are in the nature of, or were caused by any breach of contract, breach of warranty, tort, infringement or violation of Law or arising out any Litigation), (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2025 and that are not material to the Business (none of which result from, arise out of, relate to, are in the nature of, or were caused by any breach of contract, breach of warranty, tort, infringement or violation of Law or arising out any Litigation), and (iv) Excluded Liabilities.
6.Absence of Changes and Material Adverse Effect. Except as set forth on Section 2.6 of the Seller Disclosure Letter, since December 31, 2025, (a) Seller and its Affiliates have operated the Business only in the ordinary course of business consistent with past practice, and (b) without limiting the generality of the foregoing, (i) there have not been any changes, effects, events, occurrences, states or facts or developments that, individually or in the aggregate, have resulted or would be reasonably likely to result in a Material Adverse Effect and (ii) neither Seller nor any of its Affiliates has, with respect to the Business, taken any action which, if taken after the date of this Agreement and prior to the Closing, would require the consent of Buyer pursuant to Section 4.1.
7.Contracts.
(a)Section 2.7 of the Seller Disclosure Letter sets forth a correct and complete list of all agreements, commitments, arrangements or plans (both written and oral) to which Seller or any of its Affiliates is a party that primarily relate to the Business (other than any Employee Benefit Plan) (each, a “Contract”), categorized as follows:
(i)all Contracts imposing a noncompetition obligation or other similar restriction on the Business;
(ii)all Contracts imposing minimum purchase requirements, sole source requirements or exclusive dealing obligations;
(iii)all Contracts under which Seller or any its Affiliates is obligated to indemnify or hold harmless any other Person other than in the ordinary course of business;

(iv)all Contracts between Seller or any of its Affiliates, on the one hand, and any equity holder, director, manager, officer or employee of Seller or other Affiliate of Seller, on the other hand;
(v)all partnership, joint venture or other Contracts involving a sharing of profits, losses, costs or Liabilities by Seller or any of its Affiliates with any third Person;
(vi)all Contracts with any Governmental Authority;
(vii)all licenses, sublicenses or other agreements under which (A) Seller or its Affiliates are granted rights by others in material IP Rights that primarily relate to or are primarily used in the Business, other than non-exclusive, commercially available licenses for commercial off-the-shelf software, or (B) Seller or its Affiliates have granted rights to others in the Transferred IP (including whether each such license, or sublicense or other agreement is exclusive or non-exclusive);
(viii)all Contracts for deferred purchase price for property or services (excluding trade accounts payable arising in the ordinary course of business and excluding any deferred revenue), including any “earn-out” payments, “holdbacks”, purchase price adjustment obligations, contingent consideration or any other similar obligations;
(ix)all Contracts requiring the payment of royalties, dividends or other similar arrangements; and
(x)all Contracts that don’t fall under the above categories.
(b)Correct and complete copies of all written Contracts (or an accurate summary of the key terms of all oral Contracts), including all written amendments (or a complete and accurate written summary of all oral amendments) thereto, have been made available to Buyer. Each Contract is a valid and binding agreement of Seller or the applicable Affiliate party thereto (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect, and neither Seller nor any applicable Affiliate or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Contract, and, to the Knowledge of Seller, no event or circumstance has occurred in the two (2) years prior to the date hereof that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder that has not been cured or waived.
(c)Section 2.7(c) of the Seller Disclosure Letter sets forth a correct complete list of each Shared Contract and Enterprise-Wide Contract used in the operation of the Business. Each such Shared Contract and Enterprise-Wide Contract is a valid and binding agreement of Seller or the applicable Affiliate party thereto (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect, and neither Seller nor any applicable Affiliate or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Shared Contract or Enterprise-Wide Contract, and, to the Knowledge of Seller, no event or circumstance has occurred in the two (2) years prior to the date hereof that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder that has not been cured or waived.
8.Title to Transferred Assets; Sufficiency.

(a)Except as set forth on Section 2.8 of the Seller Disclosure Letter and subject to Permitted Liens, Seller or a Selling Affiliate has good title to, or valid leasehold interests in or leases of, all material Transferred Assets (in each case, other than IP Rights, which are the subject of Section 2.9, and Excluded Assets and assets disposed of since the date hereof in the ordinary course of business consistent with past practice).
(b)Upon the delivery of and payment for the Transferred Assets in accordance with the terms of this Agreement, at the Closing, Buyer or its Affiliates will acquire good, valid and marketable title to, or a valid leasehold interest in, all of the Transferred Assets.
(c)The Transferred Assets, together with the rights granted to Buyer under this Agreement and the Ancillary Agreements, constitute all of the assets and rights (other than IP Rights in the Business Systems and the Seller Marks) necessary for Buyer to lawfully sell, market, promote and distribute the Products immediately following the Closing in the manner and in the territories that Seller and its Affiliates currently sell, market, promote and distribute the Products, in all material respects.
9.Intellectual Property.
(a)Seller or a Selling Affiliate exclusively owns all right, title, and interest in and to all Transferred IP, free and clear of Liens other than Permitted Liens. Except as set forth on Section 2.9(a)(i) of the Seller Disclosure Letter, Seller or a Selling Affiliate is the owner of record of all registered Transferred IP. All fees and actions required to maintain any Transferred IP have been paid in full and taken, in each case in a timely manner to the proper Governmental Authority. Each item of registered Transferred IP is subsisting, to the Knowledge of Seller, valid, enforceable (other than pending applications), and in full force and effect, and has not been cancelled, expired, or abandoned. In the past five (5) years, Seller and its Affiliates have taken commercially reasonable actions to protect the confidentiality of trade secrets within the Transferred IP and confidential information owned by Seller and its Affiliates and material to the Business.
(b)Seller or a Selling Affiliate owns or has a valid and enforceable license or right to use or possess, as applicable, all Transferred IP. The transactions contemplated by this Agreement will not alter or impair the right, title or interest of Buyer in or to the Transferred IP immediately after the Closing, and all of the Transferred IP will be owned or validly licensed to the Buyer immediately after the Closing on terms and conditions substantially similar to those under which Seller and Selling Affiliates owned or used the Transferred IP immediately prior to the Closing.
(c)No officer, director, employee, or agent of Seller or its Affiliates owns or has claimed in writing any rights in any Transferred IP. All current and former employees, consultants and contractors of Seller or any Affiliate that created or participated in the development of any of the Transferred IP have entered into written agreements with Seller or its Affiliate that assign such Person’s right, title, and interest in all such IP Rights to Seller or a Selling Affiliate.
(d)The use of the Transferred IP in the conduct of the Business by Seller and its Affiliates in the last three (3) years has not infringed, misappropriated, diluted, or violated any IP Rights of any other Person in any material respect. In the last three (3) years, neither Seller nor any of its Affiliates have received any written notice of any claim or threatened claim against Seller or any of its Affiliates asserting that the Business has infringed, misappropriated, diluted, or violated any IP Rights of any other Person or that the Transferred IP infringes, misappropriates, dilutes, or violates the IP Rights of any Person.
(e)To the Knowledge of Seller, (i) no Person has in the last three (3) years infringed, misappropriated, diluted, or violated any Transferred IP and (ii) no Person is infringing, misappropriating, diluting, or violating any Transferred IP, in each case (the foregoing (i) and (ii)), in any material respect. Except as set forth on Section 2.9(e) of the Seller Disclosure Letter, neither Seller nor any of its Affiliates have, within the last three (3) years, given any written notice to any Person asserting infringement by such Person of any of the Transferred IP. Seller and its Affiliates are not a party to any written settlement, covenant not to sue, consent decree, stipulation, judgment, or Order resulting from any proceeding which (A) permits any third party to use any Transferred IP, (B) restricts the rights of Seller or its Affiliates to use any of the Transferred IP, or (C) requires any future payment by Seller or its Affiliates with respect to the Business to any Person in connection with any asserted or purported IP Rights of such other Person.
(f)None of the Transferred IP is the subject of any written objection or claim received by Seller or any its Affiliates with respect to the ownership, validity or enforceability thereof. No proceeding is pending or threatened in writing challenging Seller’s ownership of any Transferred IP or asserting that upon consummation of the transactions contemplated hereby Seller’s or its Affiliates’ ownership of any Transferred IP will be invalid or unenforceable. To the Knowledge of Seller, no funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Transferred IP. Neither Seller nor any of its Affiliates has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel Seller or its Affiliates to grant or offer to any third party any license or right to any Transferred IP.
(g)Neither Seller nor any of its Affiliates owns or purports to own, in whole or in part, any Company Proprietary Software in connection with the Business. Seller’s and its Affiliates’ use of Artificial Intelligence Solutions in the Business (if any) complies in all material respects with all (i) applicable Laws and (ii) applicable contractual obligations to which Seller and its Affiliates are bound. Seller and its Affiliates prohibit their respective employees from inputting any Personal Information or Confidential Information of the Business into any Artificial Intelligence Solutions other than as authorized in connection with the Business.
10.Privacy and Security.
(a)Seller and its Affiliates comply, and in the past three (3) years have complied, with all Data Privacy and Security Requirements with respect to the Business in all material respects. Except as would not be material to the Business, in the past three (3) years, neither Seller nor any of its Affiliates has received any written notice, complaint, claim, suit, enforcement action, investigation, or inquiry regarding any actual or alleged violation by Seller or its Affiliates of any Data Privacy and Security Requirements with respect to the Business, and, to the Knowledge of Seller, no facts or circumstances exist that could form the basis of any of the foregoing.
(b)Seller and its Affiliates implement, maintain and comply with, and in the past three (3) years have implemented, maintained and complied with, in each case in all material respects, commercially reasonable administrative, technical, and physical measures designed to maintain the security, confidentiality, integrity, and availability of Personal Information and Confidential Information of the Business contained in, or transmitted by, the Business Systems. Without limiting the generality of the foregoing, Seller and its Affiliates maintain and comply with, in all material respects, commercially reasonable security, disaster recovery, and business continuity plans and procedures with respect to the Business.
(c)Seller and its Affiliates, with respect to the Business, use commercially reasonable efforts to evaluate any third-party vendors and service providers that Process Personal Information with respect to such third party’s information privacy and security practices and have entered into written Contracts with their third-party vendors and service providers that Process Personal Information or point-of-sale data received from customers of the Business, which Contracts materially comply with Data Protection Laws.
(d)In the past three (3) years, there have been no (i) failures, breakdowns, or continued substandard performance of any Business Systems that have caused a material disruption or interruption of the Business operations, or (ii) Security Breaches, and none of the foregoing is currently under investigation by Seller or its Affiliates.
(e)Seller and its Affiliates maintain cyber insurance policies designed to address the nature and volume of Personal Information processed by or on behalf of Seller and its Affiliates.

(f)Seller and its Affiliates have a valid and legal right to access or use all Business Systems, and to Process all Personal Information and Confidential Information that is Processed by or on behalf of Seller or its Affiliates as necessary to operate the Business.
11.Litigation
. In the past three (3) years, except as set forth on Section 2.11 of the Seller Disclosure Letter, (a) no Litigation relating to the Business is or has been pending against or, to the Knowledge of Seller, threatened against Seller or any Affiliate and (b) neither Seller nor any Affiliate, in connection with the Business, is or has been subject to any outstanding Order. To the Knowledge of Seller, there are no facts, circumstances, actions or omissions that would reasonably be likely to result in any Litigation or Order being instituted or imposed against Seller or any Affiliate with respect to the Business. There is no Litigation by Seller or any Affiliate pending, or which Seller or any Affiliate intends to initiate, in each case, relating to or affecting the Business, the Transferred Assets or the Assumed Liabilities.
12.Compliance with Laws; Licenses and Permits.
(a)In the past six (6) years, Seller and its Affiliates have conducted the Business in material compliance with applicable Laws and, to the Knowledge of Seller, are not under investigation with respect to any violation of any Laws applicable to the Business. In the past six (6) years, neither Seller nor any of its Affiliates has been subject to any pending or asserted material fine, penalty, or other liability as a result of a failure to comply with any requirement of any applicable Law in respect of the Business, and neither Seller nor any of its Affiliates has received any written notice of such noncompliance.
(b)Seller (together with the Selling Affiliates) holds all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities that are necessary for the operation of the Business (the “Permits”). There are no Permits used exclusively in the Business. The Permits are valid and in full force and effect, and none of the Permits will be terminated as a result of the transactions contemplated by this Agreement. No proceeding is pending or, to the Knowledge of Seller, threatened regarding the withdrawal, material modification or revocation of any Permit. As of the date hereof, Seller has not received any written, or to Knowledge of Seller oral, communication from any Governmental Authority threatening to withdraw, materially modify or suspend any Permit. Seller is not in material violation of the terms of any Permit. The Seller has undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate transferability of the Permits, if allowable under FDA Laws and other the applicable Laws.
13.Employees, Labor Matters, etc.
(a)As of the date of this Agreement, Section 2.13(a) of the Seller Disclosure Letter sets forth an accurate and complete list in all material respects of the employees and service providers of Seller and any of its Affiliates primarily involved in the Business (the “Employee List”), including, to the extent permitted by Law, (i) identification number, and employing entity, (ii) job titles, (iii) hire dates, (iv) annual base salary or hourly wage rate, as applicable, (v) accrued, unused vacation and paid-time-off, (vi) commission, bonus or other cash incentive opportunity, (vii) principal work location (including whether working remotely), (viii) exempt/non-exempt status under the Fair Labor Standards Act, as applicable (ix) visa status, (x) full-time or part-time status; and (xi) whether on a leave of absence (including anticipated return to work date). To the Knowledge of Seller, no Employee intends to resign, retire, or discontinue such person’s relationship with the Business as a result of the transactions contemplated hereby or otherwise within one (1) year of the Closing Date. Each Employee is a citizen of the jurisdiction in which the Employee is employed or has a current and valid work visa or otherwise has the lawful right to work in such jurisdiction.
(b)As of the date of this Agreement, Section 2.13(b) of the Seller Disclosure Letter sets forth an accurate and complete list in all material respects of all individual independent contractors and consultants providing services to the Business who received payment from Seller or its Affiliates in excess of $150,000 in the twelve (12) months prior to the date hereof or whose base rate of compensation is reasonably expected to exceed $150,000 annually, showing for each such individual, to the extent permitted by Law: (i) name; (ii) a description of the work being performed; (iii) the applicable entity or entities receiving services; and (iv) base compensation rate.
(c)Seller and its Affiliates are not party to any employment agreement or independent contractor agreement with any of the Employees or individual independent contractors or consultants providing services to the Business, and the employment of each Employee and the engagement or each independent contractor or consultant listed on Section 2.13(b) of the Seller Disclosure Letter is terminable at will, without any penalty, liability, or severance obligation incurred by Seller or any of its Affiliate, except as required by applicable Law.
(d)Section 2.13(c) of the Seller Disclosure Letter lists any collective bargaining agreement with any labor union to which the Seller or its Affiliates are a party and that covers any of the Employees in connection with their employment. There is no (i) pending or, to the Knowledge of Seller, threatened strike, slowdown, picketing or work stoppage or lockout or (ii) to the Knowledge of the Seller, pending or threatened union organizing campaign, in each case, with respect to Seller and its Affiliates involving any person listed on the Employee List.
(e)Neither Seller nor any of its Affiliates with respect to the Business are subject to any affirmative action obligations under any Law or is a government contractor or subcontractor for the purposes of any Law with respect to the terms and conditions of employment, including the Service Contracts Act or prevailing wage Laws.
(f)During the past three (3) years, neither Seller nor any of its Affiliates has effectuated a “plant closing” (as defined either in the Worker Adjustment and Retraining Notification Act or by a similar applicable state Law (collectively, the “WARN Acts”)) or “mass layoff” (as defined in the WARN Acts). None of Seller’s or its Affiliates’ employees in the Unites States has suffered an “employment loss” (as defined in the WARN Acts) within the past ninety (90) days prior to the date hereof.
(g)During the past three (3) years, (i) no allegations of sexual, racial or other unlawful harassment, discrimination or similar misconduct have been made against or involving any Employee, and (ii) neither Seller nor any of its Affiliates has been party to any settlement agreement or has conducted any investigation related to allegations of sexual, racial, or other unlawful harassment or discrimination by or against any Employee.
(h)During the past three (3) years, Seller and its Affiliates have been in compliance with all applicable Laws in all material respects as it relates to the Employees respecting labor, employment, fair employment practices, terms and conditions of employment, employee classification, wages and hours, and occupational health and safety.
14.Employee Benefit Plans and Related Matters
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(a)Section 2.14(a) of the Seller Disclosure Letter lists, as of the date of this Agreement, each material Employee Benefit Plan (the “Listed Plans”).
(b)Each Employee Benefit Plan has been established, funded, operated, and administered in material compliance with its terms and the requirements of all applicable Laws and Regulations, and the Seller has not received any written notice that any such Employee Benefit Plan is not in compliance with, the requirements of applicable Laws and Regulations.
(c)With respect to each Listed Plan, the plan document or a summary of the material terms of such Listed Plan has been made available in the Data Room as of the date of this Agreement.

(d)There is no suit, action, dispute, claim, arbitration or legal, administrative or other proceeding or governmental investigation pending or, to the Knowledge of Seller, threatened alleging any breach of the terms of any Employee Benefit Plan or of any fiduciary duties thereunder or violation of any applicable Laws and Regulations with respect to any such Employee Benefit Plan or which could subject Buyer to any material liability including any penalty for failure to timely file any required report with any governmental agency or Lien under ERISA or the Code nor are the transactions contemplated by this Agreement expected to give rise to any such liability or Lien.
(e)None of Seller, any Affiliate, or any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to (i) an employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3)), (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Internal Revenue Code Section 413(c)), or (iv) a multiple employer welfare arrangement (as defined in ERISA Section 3940) and neither Seller nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(f)Except as required under Sections 601 through 609 of ERISA, no Employee Benefit Plan provides benefits or coverage following retirement or other termination of employment. Nothing has occurred with respect to any Employee Benefit Plan described in section 4980B of the Code that could subject either Seller, any Affiliate, or any ERISA Affiliate to a Tax under section 4980B of the Code.
(g)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee or any individual independent contractor primarily providing services to the Business; or (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
15.Regulatory Matters
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(a)Since October 1, 2020, the Products have been developed, tested, manufactured, stored, distributed, promoted, advertised and otherwise commercialized, as applicable, in all material respects in compliance with all applicable Laws, including FDA Laws.
(b)In the past five (5) years, neither the Seller nor any of its Affiliates has received a Form FDA-483, notice of inspectional observation, notice of violation, warning letter, untitled letter, referral letter or similar administrative or regulatory letter or notice from FDA, any state board or other Governmental Authority with respect to the Business. To the Knowledge of the Seller, there is no outstanding act, omission, event, or circumstance necessary to address any inspection, inspectional finding, Form FDA-483 observation, warning letter, recall, investigation, penalty assessment, audit or other compliance or enforcement action with respect to the Business by FDA, any state authority, or any other Governmental Authority having responsibility for the regulation of manufacturing, sale and distribution activities by the Business.
(c)There are no actions or proceedings with respect to the Business pending or threatened by or on behalf of the FDA, any state board or any other Governmental Authority that has jurisdiction over the operations of Seller or any Affiliate. Neither Seller nor any Affiliate has received any notice or communication from any Governmental Authority or third party, alleging or asserting noncompliance with any FDA Laws with respect to the Business, and neither Seller nor any Affiliate is subject to any enforcement action with respect to the Business, including an injunction, consent decree, judgment, settlement or other similar action by any Governmental Authority concerning noncompliance with any FDA Laws or other obligation arising under an FDA inspection, Form FDA-483, warning letter, notice of violation or other notice, response or commitment made to or with the FDA or any comparable Governmental Authority having responsibility for the regulation of the Products.

(d)Neither Seller nor any Affiliate has received any written subpoenas, demands or other notice from a Governmental Authority inquiring into, or otherwise related to, any actual or potential material violation of any FDA Laws by Seller or any Affiliate with respect to the Business, or been formally charged by a Governmental Authority with a violation of any FDA Law.
(e)In the past five (5) years, all regulated manufacturing operations of Seller and its Affiliates or conducted by a third-party with oversight by the Seller or any Affiliate for the Products, have been conducted in material compliance with the FDA Laws, including current good manufacturing practices, quality systems regulations or equivalent quality standards, including those applicable to the Products.
(f)In the past five (5) years, neither Seller nor any Affiliate has (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product, or (ii) as a result of any action taken by a Governmental Authority against Seller or its Affiliates, terminated or suspended the marketing of any Product. To the Knowledge of Seller, there are no facts or circumstances that would be reasonably likely to cause (i) any Government Authority to require the recall, market withdrawal or replacement of any Product, or (ii) Seller or any Affiliate, as the result of any action of a Governmental Authority, to terminate or suspend the marketing of any Product. Neither Seller nor any of its Affiliates is currently considering any voluntary product recall, market withdrawal or replacement of any Product or the termination or suspension of the marketing of any Product. Seller has made available to Buyer copies of material complaints and notices of alleged defect or adverse reaction with respect to the Products that have been received in writing by Seller and its Affiliates in the five (5) years prior to the date hereof.
(g)All marketing or labeling claims used by Seller or its Affiliates to promote the Products, including as reflected on Seller’s packaging, advertising and web site, have materially complied during the past five (5) years with all applicable FDA Laws relating to the use of such marketing or labeling claims for the product it is intended to promote.
(h)In the past five (5) years, to the Knowledge of Seller, all Products are and have been developed, manufactured, tested, packaged, distributed, and sold in compliance in all material respects with the applicable Regulatory Registrations and applicable Laws.
(i)All material documents, submissions, reports, records and notices required to be maintained or filed with any Governmental Authority by Seller or its Affiliates with respect to the Business or any Product pursuant to any Permit, FDA Laws or Healthcare Laws have been so maintained or filed on a timely basis, and were complete and accurate in all material respects as of the date of preparation and filing if necessary, or were subsequently updated, changed, corrected, or modified prior to the date hereof. No such records or filing with any Governmental Authority contains any materially false, misleading or otherwise inaccurate statements or information, whether express or due to omission of material information, as of the date of filing. No material action has been taken or material statements made or failed to be made by Seller, any Affiliate, or an employee, consultant, contractor, agent or other representative of Seller or any Affiliate with respect to the Business or any Products that could reasonably be expected to provide a basis for the FDA or other Governmental Authority to invoke its Application Integrity Policy or similar governmental policy or Laws.
(j)During the past five (5) years, none of Seller or any Affiliates or their respective employees or, to the Knowledge of Seller, any consultant who has undertaken activities on behalf of Seller or its Affiliates, has been debarred or deemed subject to debarment pursuant to Section 306 of the Federal Food, Drug, and Cosmetic Act nor, to the Knowledge of Seller, (i) are any such Persons the subject of a conviction described in such section, (ii) have any such Persons been excluded from any government healthcare program including Medicare or Medicaid, or (iii) is any such debarment or exclusion proceeding pending.
16.Environmental Matters. Seller and its Affiliates have conducted the Business in material compliance with all applicable Environmental Laws. In the past three (3) years, neither Seller nor any Affiliate has received any notice, report, claim demand, information request or other information regarding any violation of, or liability under, Environmental Laws with respect to the operations, properties or facilities of the Business. Seller has provided to Buyer complete and correct copies of all material environmental audits, reports and other documents, if any, relating to any unresolved liabilities of the Business under Environmental Laws.
17.Tax Matters
.
(a)All material Tax Returns required to be filed in respect of the Transferred Assets or the Business have been filed (taking into account any applicable extensions). All such Tax Returns were correct and complete in all material respects and were prepared and filed in material compliance with all applicable Laws.
(b)All material Taxes (other than Transfer Taxes) in respect of the Transferred Assets or the Business that are due and payable with respect to Pre-Closing Tax Periods have been paid, except for Taxes being contested in good faith through appropriate proceedings for which adequate reserves have been established in the Financial Statements or the Pre-Closing Accounts Payable.
(c)There are no Liens for Taxes upon any of the Transferred Assets, except for Permitted Liens.
(d)No audits or examinations by taxing authorities are ongoing, pending or have been threatened in writing with respect to material Taxes in respect of the Transferred Assets or the Business. No statute of limitations for any tax year with respect to the Transferred Assets or the Business that remains open for audit has been waived pursuant to the request of any taxing authority.
(e)No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional material Taxes with respect to the Transferred Assets or the Business and all deficiencies for material Taxes asserted or assessed in writing with respect to the Transferred Assets or the Business have been fully and timely paid, settled or properly reflected in the Financial Statements.
(f)Each of Seller and its Affiliates has properly and timely withheld, collected and deposited or paid all material amounts in respect of the Transferred Assets or the Business required to be withheld, collected and deposited or paid, and has complied with all information reporting and backup withholding provisions of applicable Law.
(g)Neither Seller nor any of its Affiliate is a party to or bound by any allocation, indemnity or sharing agreement with respect to Taxes in respect of the Transferred Assets or the Business.
(h)Neither Seller nor any of its Affiliate has had a permanent establishment (within the meaning of an applicable Tax treaty) in any country outside its country of formation.
18.Finders’ Fees. There is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Seller or any Affiliate who might be entitled to any fee or commission from Buyer or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
19.Insurance. All insurance policies issued and currently in effect in favor of Seller or its Affiliates with respect to the Business, or pursuant to which Seller or any Affiliate is named insured or otherwise a beneficiary in respect of the Business (the “Business Insurance Policies”) are in full force and effect. All material claims with respect to the Business pending under the Business Insurance Policies have been properly reported to the insurance carriers and there has been no reservation of rights that has been issued by any insurance carrier that may jeopardize coverage. All premiums due with respect to any Business Insurance Policy have been paid, and Seller and its Affiliates have complied in all material respects with the provisions of such policies. Neither Seller nor any Affiliate has received any written or, to the Knowledge of Seller, oral notice of cancellation or non-renewal or proposed material increase in the premiums payable for coverage under any such Business Insurance Policy.
20.Inventory. The Closing Inventory (a) has been produced, manufactured, maintained and stored in material compliance with all applicable Laws relating to the production, manufacturing and storage thereof, (b) has an unexpired shelf life of not less than nine (9) months, or solely for the Product SKUs set forth on Schedule 1.3(b)(i), an unexpired shelf life of not less than eighteen (18) months, and (c) has not been damaged, recalled and/or incorrectly packaged or labelled.
21.Customers and Suppliers. Section 2.21 of the Seller Disclosure Letter sets forth a complete and accurate list of (a) the top ten (10) customers of the Business for the fiscal years ended December 31, 2024 and December 31, 2025 (determined based on the amount of revenues recognized by Seller or its Affiliates) (each, a “Material Customer”) showing the approximate total sales by Seller and its Affiliates to each such customer during such period, and (b) the top ten (10) suppliers of the Business for the fiscal years ended December 31, 2024 and December 31, 2025 (determined based on the dollar amount of payments made by Seller or its Affiliates to such suppliers) (each, a “Material Supplier”) and the total purchases by Seller and its Affiliates from each such supplier during such period. In addition, except as described on Section 2.21 of the Seller Disclosure Letter, since December 31, 2025, no Material Customer or Material Supplier has terminated its relationship with the Business or materially reduced or changed the pricing or other material terms of its business with the Business and, to the Knowledge of Seller, no Material Customer or Material Supplier (A) intends to terminate or materially reduce or change the pricing or other material terms of its business with the Business, (B) has issued, has threatened in writing to issue, or otherwise intends to issue a notice of obsolescence with respect to any material, component or other product, or (C) plans or has threatened in writing to stop or materially decrease the rate of business done with the Business.
22.Products. Section 2.22 of the Seller Disclosure Letter sets forth a true and complete list of all of the Products. Except as set forth on Section 2.22 of the Seller Disclosure Letter, there are no claims pending or, to Knowledge of Seller, threatened with respect to any warranty provided by Seller or any Affiliate that covers any Product, or services provided, by or on behalf of Seller or any Affiliate in each case that relate to the Business.
23.Real Property. Neither Seller nor any Affiliate owns (or has ever owned) any real property that is used or held for use in connection with the Business. Except as set forth in Section 2.23 of the Seller Disclosure Letter (the “Leased Real Property”), neither Seller nor any Affiliate hold a leasehold or sub-leasehold interest in any real property that is used or held for use in connection with the Business. The Leased Real Property is not material to the Business and Buyer shall not be assigned any interest in or to such Leased Real Property or otherwise assume or be liable for any liabilities associated therewith in connection with the consummation of the transactions contemplated hereby.
24.Certain Compliance Matters; Global Trade.
(a)In the past three (3) years, none of Seller or any Affiliate or any director, officer or employee or, to the Knowledge of Seller, any distributor, agent, representative, sales intermediary or any other third party acting on behalf of Seller or any Affiliate, in each case in connection with or otherwise with respect to the Business, has (a) made any unlawful contribution, bribe, payoff, influence payment, kickback, or other similar payment or provision of anything of value to any Person (i) to obtain or retain business, or (ii) to secure any improper advantage, or (b) violated the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any applicable similar anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”). In the past three (3) years, to the Knowledge of Seller, none of Seller or any Affiliate or any director, officer or employee or, to the Knowledge of Seller, any distributor, agent, representative, sales intermediary or any other third party acting on behalf of Seller or any Affiliate, in each case in connection with or otherwise with respect to the Business, has been the subject of any investigation, prosecution or enforcement with respect to violation of the Anti-Corruption Laws.
(b)Seller and its Affiliates (in each case, in respect of the Business) have established and maintain written policies, procedures and systems of internal controls that are reasonably designed to promote compliance by the Business with all applicable Anti-Corruption Laws and to ensure that all books and records pertaining to the Business (whether of Seller or any Affiliate) accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. For the past three (3) years, none of Seller, any Affiliate, or to the Knowledge of Seller any distributor, agent, representative, sales intermediary or any other third party acting on behalf of Seller or any Affiliate (in each case, solely in respect of the Business) (i) has received written notice of, made a voluntary disclosure to a Governmental Authority, or been the subject of a prosecution or other enforcement action relating to alleged or suspected violations of any applicable Anti-Corruption Laws, or (ii) has, to the Knowledge of Seller, in connection with the Business, undergone, or is undergoing, any investigation or examination by a Governmental Authority relating to alleged or suspected violations of any applicable Anti-Corruption Laws. There are no pending or, to the Knowledge of Seller, threatened claims or presently existing facts or circumstances that would constitute a reasonable basis for any future claims related to a violation of applicable Anti-Corruption Laws concerning Seller or any Affiliate (in each case, solely in respect of the Business).
(c)Seller and its Affiliates (in each case, in respect of the Business) maintain global trade compliance and operations processes and systems of internal controls as part of their compliance and logistics programs that are reasonably adequate to ensure compliance by the Business with all Laws pertaining to import and export matters, including those administered by U.S. Customs and Border Protection, U.S. Bureau of Industry and Security, U.S. Treasury, U.S. FDA and other comparable government agencies in all jurisdictions in which the Business operates global trade compliance and operations activities.
25.Affiliate Arrangements. Except as set forth in Section 2.25 of the Seller Disclosure Letter, neither Seller nor any Affiliate in any way relating to or with respect to the Business is a party to any Contract, commitment or transaction with another Affiliate of Seller or any employees, officers or directors of Seller or its Affiliates (each, a “Referenced Affiliated Party”). Except as set forth on Section 2.25 of the Seller Disclosure Letter, no Referenced Affiliated Party (a) has any direct or indirect financial interest in any competitor, supplier, or contractor of the Business; or (b) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Business uses or has used in the conduct of its business or otherwise; and the Business does not have any liability or any other obligation of any nature whatsoever to any Referenced Affiliated Parties.
26.No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS Article 2, THE ANCILLARY AGREEMENTS AND ANY CERTIFICATE DELIVERED BY SELLER OR ANY SELLING AFFILIATE PURSUANT HERETO TO THERETO (A) NONE OF SELLER OR ANY OF ITS AFFILIATES IS MAKING OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, SELLER, THE SELLING AFFILIATES, THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES, THE BUSINESS, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR IT AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES, BUDGETS, PRESENTATIONS CONCERNING THE BUSINESS (INCLUDING WITHOUT LIMITATION, THE CONFIDENTIAL INFORMATION MEMORANDA AND ANY “TEASER” DOCUMENTS), OR DUE DILIGENCE OR OTHER “DATA ROOM” MATERIALS), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY OF THE FOREGOING PARTIES AND HAVE NOT BEEN RELIED UPON BY BUYER OR ANY OF ITS AFFILIATES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY; AND (B) ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS.
Article 3

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as follows:

1.Organization
. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
2.Authority; Enforceability; Governmental Authorization.
(a)Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements will be by Closing, duly authorized and approved by all necessary corporate action by Buyer. The performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Buyer.
(b)Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by Seller or the applicable Selling Affiliate, each Ancillary Agreement to be executed by Buyer, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(c)The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any actions or filings under Laws (other than Competition Laws) the absence of which would not be, individually or in the aggregate, materially adverse to Buyer or materially impair the ability of Buyer to consummate the transactions contemplated hereby or thereby.
3.Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, and the performance of its obligations hereunder and thereunder do not (a) violate in any provision of the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 3.3(c), violate any Law of any Governmental Authority applicable to Buyer or any Order against Buyer or (c) require any consent, authorization, approval, waiver or other action by any Person under any provision of any material agreement or other instrument to which Buyer is a party.
4.Financing
. Buyer has delivered to Seller true and complete copy of the executed commitment letter, (together with the term sheets and any other exhibits, schedules, annexes and other attachments thereto), dated as of the date of this Agreement, among Buyer and Citigroup Global Markets Inc. (the “Commitment Letter”), pursuant to which the lenders party thereto have agreed, upon the terms and subject to the conditions of the Commitment Letter, to lend the amounts set forth in the Commitment Letter for the purposes of financing the transactions contemplated hereby and related fees and expenses (the “Financing”). The Commitment Letter and the related fee letter are referred to collectively in this Agreement as the “Financing Agreements”. As of the date of this Agreement, the Financing Agreements are in full force and effect. As of the date of this Agreement there are no side letters or other agreements, contracts or arrangements related to the funding or investment, as applicable, of the Financing other than as expressly set forth in the Financing Agreements delivered to Seller prior to the date of this Agreement, and any such side letters or other agreements, contracts or arrangements would not reasonably be expected to adversely affect the availability of the Financing. The only conditions precedent or other contingencies related to the obligations of lenders to fund the full amount of Financing are those expressly set forth in the

Commitment Letter. As of the date of this Agreement, to the actual knowledge of Buyer, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term, or a failure of any condition, of the Financing Agreements or otherwise would be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable. As of the date of this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Agreements required to be satisfied by it. Based on the terms and conditions of this Agreement, the proceeds from the Financing, together with the cash or cash equivalents otherwise available to Buyer, will provide Buyer at the Closing with sufficient funds to consummate the transactions contemplated hereby and by the Ancillary Agreements and otherwise satisfy all of its obligations under this Agreement and the Ancillary Agreements, including the payment of the Purchase Price and all fees and expenses reasonably expected to be incurred by Buyer in connection with the consummation of the Transactions. As of the date of this Agreement, to the Knowledge of Buyer, assuming the accuracy of the representations and warranties set forth in Article 2 of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material default or breach by Buyer under the Financing Agreements. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that it shall not be a condition to the obligations of Buyer to consummate the transactions contemplated hereby that Buyer has sufficient funds for payment of the Purchase Price.
5.Solvency. As of the date hereof and as of immediately after giving effect to the consummation of the transactions contemplated by this Agreement, and assuming (i) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated hereby, (ii) the accuracy of the representations and warranties set forth in Article 2 of this Agreement, (iii) Seller’s and the Selling Affiliates’ compliance with all applicable covenants, obligations and other agreements under this Agreement and the Ancillary Agreements (including the availability of all services to be provided under the Transition Services Agreement), and (iv) that the Business (taken as a whole) is Solvent as of immediately prior to the Closing, then the Buyer will be Solvent. For purposes of this Section 3.6, “Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going-concern basis) of the assets of such Person and its Subsidiaries, or such business, in either case taken as a whole, shall be greater than the total amount of such Person’s and its Subsidiaries’, or such business’s, in either case taken as a whole, liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (b) such Person and its Subsidiaries, or such business, in either case taken as a whole, shall be able to pay its debts and obligations in the ordinary course of business as they become due; and (c) such Person and its Subsidiaries, or such business, in either case taken as a whole, shall have adequate capital to carry on its businesses and all businesses in which it is engaging or about to engage.
6.Litigation. There is no Litigation pending against or, to the Knowledge of Buyer, threatened against or affecting, Buyer, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.
7.Finders’ Fees. There is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
8.No Additional Representations; Inspection.
(a)Buyer acknowledges and agrees that (i) except as expressly set forth in Article 2 the Ancillary Agreements and any certificate delivered by Seller or any Selling Affiliate pursuant hereto or thereto, none of Seller or any of its Affiliates is making or has made any representation or warranty, express or implied, at law or in equity, with respect to this Agreement, the Ancillary Agreements, Seller, the Selling Affiliates, the Transferred Assets, the Assumed Liabilities, the Business, the transactions contemplated by this Agreement (including any consents or approvals required in connection therewith)

or any information provided or made available to Buyer in connection therewith (including any forecasts, projections, estimates, budgets, presentations concerning the business or due diligence or other “data room” materials), including any warranty with respect to merchantability or fitness for any particular purpose, and all other representations or warranties are hereby expressly disclaimed and shall not be deemed to be or to include representations or warranties of any of the foregoing parties and have not been relied upon by Buyer or any of its Affiliates in executing, delivering and performing this Agreement and the transactions contemplated hereby and (ii) all of the assets and liabilities to be sold, conveyed, assigned, transferred or assumed, as applicable, in accordance with this Agreement, shall be sold, conveyed, assigned, transferred or assumed on an “as is, where is” basis.
(b)Buyer acknowledges and agrees that it (i) has made its own inquiry and investigations into, and, based thereon, has formed an independent judgment concerning, the Transferred Assets, the Assumed Liabilities and the Business, (ii) has been provided with adequate access to such information, documents and other materials relating to the Transferred Assets, the Assumed Liabilities and the Business as it has deemed necessary to enable it to form such independent judgment, (iii) has had such time as Buyer deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials and (iv) has been provided an opportunity to ask questions of Seller with respect to such information, documents and other materials and has received satisfactory answers to such questions. Buyer further acknowledges and agrees that none of Seller or any of its Affiliates has made any representations or warranties, express or implied, as to the accuracy or completeness of such information, documents and other materials other than the representations and warranties contained in this Agreement, the Ancillary Agreements and any certificate delivered by Seller or any Selling Affiliate pursuant hereto or thereto.
(c)EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE ANCILLARY AGREEMENTS AND ANY CERTIFICATE DELIVERED BY BUYER PURSUANT HERETO OR THERETO, NONE OF BUYER OR ANY OF ITS AFFILIATES IS MAKING OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, BUYER, ITS AFFILIATES, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY OF THE FOREGOING PARTIES AND HAVE NOT BEEN RELIED UPON BY SELLER OR ANY OF ITS AFFILIATES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
Article 4

CERTAIN COVENANTS
1.Conduct of the Business. From the date hereof until the Closing, except as otherwise contemplated, permitted or required by this Agreement, the Ancillary Agreements or as set forth in Section 4.1 of the Seller Disclosure Letter or otherwise requested or consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, Seller agrees to (and to cause its Affiliates to) (x) conduct the Business in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact the Business’s goodwill and relationships with third parties (including all Governmental Authorities, facilities, customers, vendors, suppliers, distributors, creditors, lessors, employees and contractors) and keep available the services of its present officers and employees, and Seller shall not (and shall cause its Affiliates not to), to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities:
(a)(A) acquire or agree to acquire, including by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, any (i) business or any corporation, limited liability company, partnership, association or other business organization or division thereof or (ii) any assets with a value or purchase price in excess of $100,000 individually or $250,000 in the aggregate except in the case of this clause (ii) for purchases of assets in the ordinary course of business consistent with past practice, or (B) make or commit to make any capital expenditure, or enter into any lease for capital equipment;

(b)sell, assign or transfer any of the Transferred Assets, except in the ordinary course of business consistent with past practice (including the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business consistent with past practice);
(c)(i) enter into, amend, modify, or terminate any Contract outside the ordinary course of business (other than any expiration in accordance with its terms, any renewals in the ordinary course of business consistent with past practice or any changes to or amendments of any purchase orders or statements of work), (ii) waive, release, grant, assign or transfer any of its material rights or claims under a Contract or (iii) fail to comply in all material respects with its obligations under the Contracts as such obligations become due;
(d)(A) waive, release, grant, assign or transfer any of its material rights or claims and (B) use commercially reasonable efforts (i) to maintain insurance covering risks of such types and in such amounts as are consistent with its past practices and (ii) not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;
(e)create or permit to exist any Lien upon any Transferred Asset other than Permitted Liens or dispose of (including through any sale-leaseback or similar transaction) any Transferred Assets, other than (i) pursuant to existing agreements, (ii) immaterial properties or assets (or immaterial portions of properties or assets), (iii) in the ordinary course of business consistent with past practice or (iv) expiration of IP Rights at the end of their respective statutory terms;
(f)except as required under applicable Law or pursuant to the terms of any Employee Benefit Plan, (i) increase in any manner the compensation or benefits to be provided to, or pay any bonus to, any Offered Employee, (ii) establish, adopt, amend, enter into or terminate any Employee Benefit Plan (including any plan, program, policy, agreement or arrangement that would be an Employee Benefit Plan if it was in effect on the date hereof), (iii) enter into, adopt, modify, amend, or terminate any collective bargaining agreement or other Contract with any labor organization or (iv) implement any employee terminations that could require notice under the WARN Act or any similar Law;
(g)accelerate the collection of accounts receivable, delay the purchase of supplies, delay normal repairs or maintenance, or delay payment of accounts payable, in each case outside the ordinary course of business consistent with past practice, or engage in any trade loading or “channel stuffing” practices or any promotional sales or discount activity with any customers, distributors or otherwise, or take any other action, in each case that has had, or would reasonably be expected to have, the effect of accelerating to pre-Closing periods accounts receivable that would have otherwise been expected to arise on or after the Closing Date;
(h)adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Seller or the Selling Affiliates;
(i)(i) commence or settle any Litigation (including with any Governmental Authority) requiring or reasonably expected to require a cash payment in excess of one-hundred fifty-thousand Dollars ($150,000) or that results in, or could reasonably be expected to result in, the imposition of any material restrictions upon the Business;
(j)fail to keep current and in full force and effect in all material respects or fail to apply for or renew any material Permit or Regulatory Registration necessary for the operation of the Business; or
(k)agree or commit to do any of the foregoing.
2.No Undue Interference

. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller, the Transferred Assets, the Business or any employee of Seller or any Seller Affiliate prior to the Closing Date.
3.Access to Information; Confidentiality; Books and Records.
(a)From the date hereof until the Closing, subject to applicable Laws, Seller shall (i) give Buyer, its counsel, financial advisors, employees, agents, consultants, financing sources, auditors and other authorized representatives (collectively, “Representatives”) reasonable access to the offices, properties, books and records of Seller and its Affiliates, (ii) furnish to Buyer and its Representatives such financial and operating data and other information of Seller and its Affiliates as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller and Seller’s Affiliates to cooperate with Buyer and Buyer’s Representatives, in each case, solely to the extent relating to the Transferred Assets, Assumed Liabilities or the Business and in connection with Buyer’s preparation to integrate the Business into Buyer’s organization following the Closing; provided that this Section 4.3(a) shall not entitle Buyer or its Representatives, without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to contact any third party doing business with Seller or any Seller Affiliate or access the properties, books or records of any such third party, in each case in connection with any information or matter regarding the Business.
(b)From and after the Closing, Buyer shall maintain in accordance with retention requirements under applicable Law and afford Seller and Seller’s Representatives reasonable access to Buyer’s books and records, information, employees and auditors to the extent relating to the Business for periods prior to the Closing Date and necessary or useful for Seller in connection with any audit, investigation or third-party dispute or Litigation; provided that Seller agrees to reimburse Buyer promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request.
(c)Notwithstanding anything to the contrary in Section 4.3(a) or (b), (i) access rights pursuant to Section 4.3(a) or (b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the party granting such access and (ii) the party granting access may withhold any document (or portions thereof) or information (A) to the disclosure of which would violate the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws by Seller or any of its Affiliates to the Business; provided, that if any material is withheld by a party pursuant to clause (ii) above, such party shall provide the requesting Person written notice of the fact that it is withholding such information (and the basis therefor) and the general nature of the material being withheld, and shall withhold only that portion of such information that is reasonably appropriate to be withheld to avoid disclosure of the information described in (A) through (C) above, and thereafter, such party shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing limitations would not apply.
(d)All information provided to Buyer pursuant to this Section 4.3 prior to the Closing shall be held by Buyer as Evaluation Material (as defined in the Confidentiality Agreement, dated as of November 19, 2025 between Breathe Consumer Healthcare Topco, LLC and Prestige Brands, Inc. (an Affiliate of Buyer) (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate and no Person shall have any further liability thereunder. From and after the Closing: (i) Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence this Agreement and the Ancillary Agreements and any written, oral or other information related to the negotiation hereof and thereof, (ii) Seller shall, and shall cause its respective Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Business obtained by virtue of Seller’s ownership of the Business prior to the Closing, and (iii) Buyer shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information of or relating to Seller and its Affiliates (other than information relating to the Transferred Assets, Assumed Liabilities or the Business) obtained by virtue of Buyer’s ownership of the Business from and after the Closing, except, in each case, (x) to the extent that the applicable party is required to disclose such information by judicial or administrative process or pursuant to applicable Law or stock exchange regulation or such information can be shown to have been in the public domain through no fault of the applicable party or (y) nothing herein shall prevent either Party or any of its Affiliates from providing (A) the financial results achieved by such Person (including the aggregate valuation and amount of investment that has been made) as a result of the transactions contemplated hereby, (B) a description of the Business (including financial performance, and such Person’s and their respective Affiliates’ investment and role therein), or (C) such other information as such Person and its Affiliates provide to the current or prospective limited partners, financing sources or other business associates of it and its Affiliates and their respective advisors in the ordinary course of business.
(e)Subject to Section 4.3(d), Seller and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to tax matters) of the Business relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding any employee of Seller or its Affiliates, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request or (iii) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements, in each case subject to compliance with all applicable Laws. Buyer agrees that, with respect to all original books, data, files, information and records of the Business existing as of the Closing Date, it will (x) comply in all material respects with all applicable Laws relating to the preservation and retention of records and (y) apply preservation and retention policies that are no less stringent than those generally applied by Buyer to its own books and records.
4.Governmental Approvals
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(a)Seller and Buyer shall use reasonable best efforts to cooperate to make, in the most expeditious manner practicable, all filings and applications with and to, and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities to consummate the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, Buyer shall determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary waiting period expirations or terminations, actions or nonactions, or consents from Governmental Authorities in connection with the transactions contemplated by this Agreement.
(b)In furtherance of the provisions set forth in Section 4.4(a), Seller and Buyer shall use reasonable best efforts to (A) file or cause to be filed as promptly as practicable, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, with the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any other Governmental Authority, in each case to the extent applicable, all notification and report forms that may be required for the transactions contemplated hereby and thereafter provide as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act or any other Competition Law and (B) include in each such filing, notification and report form referred to in the immediately preceding clause (A) a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Competition Law. Buyer, on the one hand, and Seller, on the other, shall each pay fifty percent (50%) of all filing fees required for such filings, notifications and report forms. In connection therewith, Seller and Buyer shall:
(i)furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and other Competition Laws;
(ii)subject to applicable Laws and redactions for any confidential information included in such filing, provide outside competition law counsel for the other Party with a draft of any post-filing written submissions to a Governmental Authority in connection with the Parties’ Competition Law filings and provide the other Party with a reasonable opportunity to review such draft before making or causing to be made such submission, and consider in good faith the views of outside competition law counsel for such other Party regarding such submission;
(iii)not extend any applicable waiting or review periods or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby to be consummated on the Closing Date, except with the prior written consent of the other Party;
(iv)not have any substantive contact with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 4.4(b) unless they have engaged in prior consultation with the other Party and, to the extent permitted by such Governmental Authority, given the other Party the opportunity to participate; and
(v)keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Authority.
(c)Buyer further agrees to use its reasonable best efforts to take, and to cause its Affiliates to take, any and all actions to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including:
(i)using reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including:
(1)the defense through litigation or contesting administratively of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions;
(2)selling, divesting, leasing, licensing or otherwise disposing of, or holding separate pending such disposition, any assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Buyer or any of its Affiliates or of the Transferred Assets (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto); or
(ii)in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, using reasonable best efforts to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.
Notwithstanding the foregoing, nothing in this Section 4.4(c) shall obligate Buyer or any of its Affiliates to agree to any divestiture, sale, disposition or holding separate of any businesses, product lines (or portion of any business or product line) or assets (i) that is not conditioned on the consummation of the Closing; (ii) that individually or in the aggregate generated more than twenty million dollars

($20,000,000) in gross sales for the calendar year ended December 31, 2025; or (iii) with respect to the business of Buyer or its Affiliates.
(d)Buyer shall not, nor shall it permit its Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially delay or materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under antitrust or Competition Laws with respect to the transactions contemplated by this Agreement.
(e)As promptly as reasonably practicable following the Closing, Buyer and Seller shall: (i) file Transfer Letters with the applicable Governmental Authority to transfer ownership of the Regulatory Registration for the transferred Products and (b) submit all appropriate and necessary documentation with respect to FDA approval or listing by the applicable Governmental Authority of the removal of Trademarks of Seller or its Affiliates and the inclusion of Buyer’s name, corporate logo and National Drug Code and Unique Device Identification on Product labeling. Transfer of title to any Regulatory Registration for the Products shall be effective as of the Closing.
5.Shared Contracts. Following the Closing, the Parties desire for the benefit of Seller and Buyer, respectively, to have and obtain the rights and benefits under each Shared Contract to the extent related to the continuing business of Buyer and Seller and their respective Affiliates. The Parties shall cooperate with each other to provide Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other, with their applicable rights and benefits under each Shared Contract, first, by effecting a partial assignment of such Shared Contract or, if unable to effect such partial assignment, second, by assisting Buyer in entering into a new Contract or Contracts with the applicable third party on substantially similar terms (a “Separated Contract”). The costs of entering into a new Contract or Contract(s) shall be borne by Buyer. If any Shared Contract cannot be partially assigned or separated into a Separated Contract at Closing, Seller and Buyer shall, and shall cause each of their respective Affiliates to, use their reasonable best efforts to cause, for the period after the Closing until such Shared Contract is separated into a Separated Contract or such Separated Contract expires pursuant to its terms, (i) the rights and benefits under each Shared Contract to the extent relating to the Business to be enjoyed by Buyer; (ii) the liabilities under each Shared Contract to the extent relating to the Business to be borne by Buyer; (iii) the rights and benefits under each Shared Contract to the extent relating to any business other than the Business to be enjoyed by Seller; and (iv) the liabilities under each Shared Contract to the extent relating to any business other than the Business to be borne by Seller. Neither Seller nor any of its Affiliates (including the Selling Affiliates) shall extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Buyer or its Affiliates or the Business without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
6.Employees and Employee Benefits
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(a)From and after the date of this Agreement until the Closing Date, and subject to applicable Law, Buyer and Seller shall reasonably coordinate to provide Buyer with reasonable access during Seller’s normal business hours to the Employees so as to engage in meetings or written or oral communications with such Employees; provided, that Buyer shall reasonably consult with Seller and obtain Seller’s express prior written consent (not to be unreasonably withheld, conditioned or delayed) before meeting with or distributing any communications to any Employee, whether relating to employee benefits, post-Closing terms of employment or otherwise. Buyer shall provide Seller with advance copies of, and a reasonable opportunity to comment on the form and content of, all such communications.
(b)Seller shall provide an updated Employee List to Buyer no later than thirty (30) days prior to the Closing Date to reflect new hires, leaves of absence, or employment terminations and any other material changes to Section 2.13(a) of the Seller Disclosure Letter.
(c)At least twenty (20) days prior to the Closing Date, Buyer or its Affiliate shall have the right to provide offers of employment to all Employees, with such offers to be made subject to the satisfactory completion of background checks on the terms generally applied by Buyer (collectively, the “Offered Employees”) and such offers to be effective at any time between the occurrence of the Closing and the expiration or termination of the Transition Services Agreement (the date such offer is effective, “Transition Date”); provided, that with respect to any Offered Employee who is not in active status as of the applicable Transition Date, Buyer or its Affiliate shall offer employment to such employee immediately upon their return to active status if such Offered Employee is in good standing upon return to active status. The offer provided to each Offered Employee shall contain a total compensation opportunity and employee benefits that are no less favorable, in the aggregate, than the total compensation opportunity and employee benefits in effect as of immediately prior to the Closing for similarly-situated employees of Buyer and its Affiliates (such offer, a “Qualifying Offer” and each Employee who accepts a Qualifying Offer, a “Transferred Employee”). Transferred Employees shall accrue any paid-time off in accordance with Buyer’s policies.
(d)With respect to Transferred Employees, Buyer or its Affiliates shall use commercially reasonable efforts to (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan and other than accrual of paid time off) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, service with Seller and its Affiliates prior to the Transition Date to the extent such service was recognized under the corresponding Listed Plan covering such Transferred Employees and to the extent the recognition of such existing seniority or period of service is compatible with and permitted under Buyer’s usual and customary employment policies and practices, including for purposes of eligibility, vesting and benefit levels and accruals, in each case, except where it would result in a duplication of benefits, (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Listed Plan, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transition Date for the plan year in which the Closing occurs. Effective as of the Closing, each Transferred Employee shall cease to be an employee of Seller or the applicable Affiliate and shall cease to participate in any Employee Benefit Plan or other employee compensation, benefit or welfare plan of Seller or any of its Affiliates as an active employee.
(e)Buyer or its Affiliates shall bear all liabilities, obligations and costs relating to (and shall indemnify and hold harmless Seller and its Affiliates from and against any claims arising out of or in connection with) the termination of any Offered Employee who does not accept an offer that is not a Qualifying Offer, including but not limited to any statutory or common law severance or other separation benefits. Seller or its Affiliates shall bear all liabilities, obligations and costs relating to (and shall indemnify and hold harmless Buyer and its Affiliates from and against any claims arising out of or in connection with) the termination of any Offered Employee who receives but does not accept an offer that is a Qualifying Offer, including but not limited to any statutory or common law severance or other separation benefits. Seller or one of its Affiliates (including the Selling Affiliates), as applicable, shall be solely responsible for providing any notice or other filing required under the WARN Act in respect of any plant closing, mass layoff, employment losses or similar events of or affecting the employees of Seller or one of its Affiliates (whether or not Transferred Employees) that occurs or occurred at any time up to and including the latest Transition Date, and any liability associated therewith shall be considered an Excluded Liability.
(f)The provisions contained in this Agreement with respect to any Employee are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any Employee (or dependent or beneficiary of any of the foregoing). Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Employee Benefit Plan, Buyer benefit plan or any other benefit plan, program, agreement or arrangement, or to create an obligation for Buyer to establish or implement any particular employee benefit plan, agreement, policy or arrangement for the Transferred Employees that Buyer does not otherwise provide or make available to its similarly situated employees. The Parties acknowledge and agree that the terms set forth in this Section 4.6 shall not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

7.Publicity. No Party shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any documents or transactions contemplated hereby or the existence of any arrangement between the Parties, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) whether or not named in such publicity, news release or other similar public announcement, except either Party may originate any such publicity, news release or other similar public announcement as may be required by Law or any listing or trading agreement concerning its publicly traded securities; provided that in such event the issuing Party shall still be required to consult with the other Party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other Party to comment thereon; provided, further, that if such non-issuing Party shall not have provided its consent to the issuing Party’s request for consent and/or consultation pursuant to the foregoing after two (2) Business Days, the issuing Party shall be deemed to have fulfilled its obligations pursuant to this Section 4.7 and shall be free to issue such publicity, news release or other similar public announcement. If Buyer, based on the advice of its counsel, determines that this Agreement must be publicly filed with a Governmental Authority, then Buyer, prior to making any such filing, shall provide Seller and its counsel with a redacted version of this Agreement which it intends to file, and will give due consideration to any comments provided by Seller or its counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Authority of those sections specified as confidential.
8.Insurance. Except to the extent included as a Transferred Asset, the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Buyer or the Business. As of the Closing Date, Buyer agrees to arrange for its own insurance policies with respect to the Business and agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims, occurrences, facts, events, or any other matters relating in any way to the Business, whether arising before, at or after the Closing Date.
9.Assurances. From time to time after the Closing Date, at the request of another party, without further consideration and at the expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, following the Closing Date, if either Buyer or Seller becomes aware that any of the Transferred Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the Parties hereto shall, as soon as reasonably practicable and, subject to Section 1.1(e) and Section 1.1(g), ensure that such Transferred Asset or Excluded Asset, as applicable, is transferred, without any further consideration but with any necessary prior third-party consent or approval, to (a) Buyer, in the case of any Transferred Asset which was not transferred to Buyer at the Closing; or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer at the Closing.
10.Bulk Transfer Laws. Buyer acknowledges that Seller and the Selling Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Each Party hereby waives compliance by Seller and the Selling Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.
11.Payments from Third Parties; Correspondence.
(a)Except as expressly provided in any Ancillary Agreement, in the event that, on or after the Closing Date, either Party shall receive any payments or other funds due to the other or its Affiliates pursuant to the terms of this Agreement or of any Ancillary Agreement, then the Party receiving such funds shall promptly forward such funds to the proper Party. The Parties acknowledge and agree there is no right of offset regarding such payments, and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or of any Ancillary Agreement.

(b)For a period of three (3) years after the Closing, (i) Seller shall use commercially reasonable efforts to cause to be delivered to Buyer any mail or other communications received by Seller or any of its Affiliates from any Person in respect of any Product with respect to the period after the Closing and (ii) Buyer shall use commercially reasonable efforts to cause to be delivered to Seller any mail or other communications received by Buyer or its Affiliates from any Person either intended for Seller or any of its Affiliates and not related to any Product or Transferred Asset or regarding any Product or Transferred Asset with respect to the period prior to the Closing. The provisions of this Section 4.11(b) are not intended to, and shall not be deemed to, constitute an authorization by any of Seller or Buyer to permit the other to accept service of process on its behalf, and neither Seller nor Buyer are or shall be deemed to be the agent of the other for service of process purposes.
12.Seller Transitional Trademarks. Subject to the remainder of this Section 4.12, effective as of the Closing, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and its Affiliates, a non-exclusive, worldwide and royalty-free license to use the Seller Transitional Trademarks to facilitate the transition of the Business by Buyer and its Affiliates to its names and marks, or new names and marks. Following the Closing, Buyer shall, and shall cause its Affiliates to, as soon as practicable, but in no event later than ninety (90) days following the Closing Date, cease to make any use of or to permit any third party to make any use of any Trademarks of Seller or any of its Affiliates that, for clarity, are not being assigned to Buyer hereunder as Transferred IP, including the Seller Transitional Trademarks (the “Seller Marks”); provided that, in the case of the Seller Transitional Trademarks, such time period shall be extended to the end of the Sell-Off Period applicable to such Product solely for (i) use on Existing Packaging in connection with the sale, offer for sale, advertising, marketing, distribution and promotions of such Product; and (ii) use of the Existing Promotional Materials for such Product.  Any use by Buyer and its Affiliates of any of the Seller Marks as permitted in this Section 4.12 is subject to their use of the Seller Marks in a form and manner, and with standards of quality, consistent in all material respects with those in effect for the Seller Marks as of the Closing Date.  Seller shall have the right to terminate the foregoing if Buyer and its Affiliates fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of Seller in relation to the use of the Seller Marks, and such breach is not cured within thirty (30) days of Seller’s written notice to Buyer or its Affiliates thereof. Buyer and its Affiliates shall indemnify and hold harmless Seller and any of its Affiliates for any Losses arising from or relating to the use by Buyer or any of its Affiliates of the Seller Marks pursuant to this Section 4.12. All goodwill associated with the Seller Transitional Trademarks generated by use of the Seller Transitional Trademarks pursuant to the foregoing license in this Section 4.12 shall inure to the benefit of the Seller and its Affiliates. Notwithstanding the foregoing, Buyer and its Affiliates may use the Seller Marks at all times after the Closing in a non-trademark manner (I) to the extent reasonably required for purposes of prospectuses and similar disclosures as are reasonably required under applicable Law; (II) for internal use only, on legal documents and materials and (II) to accurately describe the history of the Business.
13.Restrictive Covenants
. As a material inducement to, and as a condition to, Buyer entering into this Agreement, and in consideration for the payments made by Buyer hereunder and the other substantial direct and indirect benefits received by Seller from the transactions contemplated hereby, the Parties agree as follows:
(a)Non-Competition.
(i)During the period from the Closing Date through the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its Subsidiaries, successors and assigns (collectively, the “Restricted Parties”) not to, engage in or have a direct or indirect pecuniary, financial or ownership interest in any Person (whether as a sole proprietor, owner, stockholder, partner, member, joint venturer, creditor or otherwise), or render any direct or indirect service or assistance to, or permit the use of its name by, any Person which engages in any Competitive Business anywhere in the world.
(ii)Notwithstanding anything to the contrary set forth herein, nothing in Section 4.13(a)(i) shall preclude the Restricted Parties from continuing to own, directly or indirectly, their existing minority, non-controlling equity interest in [***] (“[***]”) or its Affiliates. For the avoidance of doubt, ownership in [***] or its Affiliates (including any actions taken by [***] or its Subsidiaries, provided that such actions are not at the direction of the Restricted Parties) shall not, in and of itself, be deemed to constitute a violation of Section 4.13(a)(i) by the Restricted Parties.
(b)Business Non-Solicitation. During the Restricted Period, Seller shall not, and shall cause the other Restricted Parties not to, (i) induce, or attempt to induce, any customer, supplier, distributor, licensor or other business relation of the Business to cease doing business with, or reduce its business with, Buyer or its Affiliates, or (ii) in any way intentionally interfere with the relationship between any such customer, supplier, distributor, licensee, licensor or other business relation and Buyer or its Affiliates.
(c)Seller Employee Non-Solicitation. During the Restricted Period, Seller shall not, and shall cause the other Restricted Parties not to, directly or indirectly (i) encourage, induce, or solicit any Transferred Employee to leave the employ or service of Buyer or its Affiliates or in any way intentionally interfere with the relationship between Buyer or its Affiliates, on the one hand, and any such employee, on the other hand, or (ii) hire any Transferred Employee; provided, that this clause shall not preclude Seller or its Affiliates from (x) posting a general solicitation through a public medium or making a general or mass mailing by or on behalf of Sellers or any of its Affiliates, as applicable, that is not targeted at any Transferred Employee or (y) soliciting, hiring or other actions with respect to any Transferred Employee whose employment with Buyer and its Affiliates terminates at least six (6) months prior to such initial solicitation.
(d)Buyer Employee Non-Solicitation. During the Restricted Period, Buyer shall not, and shall cause each of its Affiliates not to, directly or indirectly (i), encourage, induce, or solicit any management-level employee or executive officer of Seller or any of its Affiliates who provided services to the Business in the twelve (12) months prior to the Closing Date and remains employed by the Seller or its Affiliates as of immediately following the Closing, or (ii) hire any such employee; provided, that this clause shall not preclude Buyer or its Affiliates from (x) posting a general solicitation through a public medium or making a general or mass mailing by or on behalf of Buyer or any of its Affiliates, as applicable, that is not targeted at management-level employees or executive officers of Seller or (y) soliciting, hiring or other actions with respect to any management-level employee or executive officer of Seller whose employment with Seller and its Affiliates terminates after the Closing, so long as such termination of employment occurred more than six (6) months prior to such initial solicitation.
(e)Mutual Non-Disparagement. During the Restricted Period, each Party shall not, and shall cause their respective Affiliates and otherwise direct their respective Representatives not to, make, or cause to be made, any statement (whether oral or written) that disparages the reputation or business of the other Party or any of its Affiliates or their respective directors, managers, officers, employees, agents, equityholders and partners; provided, however, that this Section 4.13(e) shall not in any way affect the rights and obligations of any Party to (i) testify truthfully in any legal proceeding or make any truthful statement to the extent required by Law or any Governmental Authority, (ii) respond publicly to correct any incorrect public statements made by either Party if such statements have adverse economic or reputational impacts on such Party, (iii) exercise or enforce any rights under this Agreement or any Ancillary Agreement and (iv) make any truthful statements about the transactions contemplated by this Agreement to such Party’s own employees, directors, officers, advisors and (following the Closing) investors.
(f)Acknowledgements. The Parties hereby acknowledge and agree (with respect to Seller, on behalf of itself and each Restricted Party) that the restrictions contained in this Section 4.13 are essential in order to effectuate the transactions contemplated hereby and that either Party’s remedies for a breach or other failure to comply with the restrictions contained in this Section 4.13 are not intended to be limited by reference to the value of any amount explicitly assigned by the Parties as specific consideration for the restrictions contained in this Section 4.13 (or any portion thereof) or otherwise. The Parties acknowledge and agree that in the event of a breach of any of the applicable provisions of this Section 4.13, monetary damages may not constitute a sufficient remedy. Consequently, in the event of any such breach, the non-breaching Party shall be entitled to seek specific performance and/or injunctive or other relief, in addition to all other remedies available at law or equity, in order to enforce or prevent any violations of the provisions of this Section 4.13 (without posting a bond or other security); provided, that in the event of any such breach, the Restricted Period shall be tolled until the date on which such breach ceases to be continuing and in effect, in order that the non-breaching Party and its Affiliates shall have all of the agreed-upon temporal protection provided in this Section 4.13. If a court of competent jurisdiction determines that the character, scope or duration of the provisions of this Section 4.13 are unreasonable, it is the intention and the agreement of the Parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on the conduct of Seller and the Restricted Parties or Buyer and its Affiliates, as applicable, that are reasonable in light of the circumstances and as are necessary to assure the Parties the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 4.13 because taken together they are more extensive than necessary to assure the intended benefits of this Agreement, it is expressly understood and agreed by the Parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such Litigation, shall be deemed eliminated, for the purposes of such Litigation, from this Agreement. Seller acknowledges (on behalf of itself and each Restricted Party) that during its ownership of the Business (including the Transferred Assets), Seller and the Restricted Parties have become familiar with the trade secrets of and other Confidential Information concerning the Business. Therefore, in further consideration of the compensation to be paid to Seller under this Agreement, Seller agrees to the covenants set forth in Section 4.14 and acknowledges that (i) the covenants set forth in this Section 4.13 are reasonably limited in time and in all other respects, (ii) the covenants set forth in this Section 4.13 are reasonably necessary for the protection of Buyer and its Affiliates, (iii) Buyer would not have entered into this Agreement but for the agreement of Seller to the restrictions set forth in this Section 4.13, and (iv) the covenants set forth in this Section 4.13 have been made in order to induce Buyer to enter into this Agreement.
14.Transition Efforts. Subject to Section 4.4, each of Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and the Assumed Contracts and Transferred Permits (including to promptly obtain any necessary consents, authorizations, approvals or waivers), and to execute and deliver such documents and other papers and any other agreements, as may be necessary to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, either inside or outside the United States, including to effect the separation of the Business and the Transferred Assets from other assets or other businesses of Seller and its Affiliates. Notwithstanding the foregoing, no Party shall be required to pay any consideration or other amounts, or to commence, defend or participate in any Litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection with the foregoing, and neither Seller nor its Affiliates shall commit to make any such payment or accommodation without Buyer’s prior written consent if such payment or accommodation would be an Assumed Liability. Without limiting the generality of the foregoing, prior to the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, reasonably co-operate as to the separation of the Business from Seller’s other business and planning Buyer’s integration of the Business, so as to reduce the number and scope of services to be provided in the Transition Services Agreement substantially in the form as attached as Exhibit E, which shall be amended accordingly; provided that nothing in this Section 4.14 shall require or permit Seller, Buyer or their Affiliates to conduct any integration activities to the extent that the same are prohibited by Competition Laws.
15.Exclusivity
. Seller shall, and shall cause each of its Affiliates to, and shall cause its and their Representatives to, (a) immediately cease and cause to be terminated any activities, discussions or negotiations with any Person with respect to an Acquisition Proposal (as defined below) or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to lead to an Acquisition Proposal, (b) terminate access by any Person to any physical or electronic data room or other access to data of Seller and its Affiliates, in each case relating to or in connection with, an Acquisition Proposal and (c) request any such Person and its representatives to promptly return or destroy all confidential information concerning Seller and its Affiliates relating to, or in connection with, an Acquisition Proposal. In recognition of the time that will be expended and the expense that will be incurred by Buyer in connection with the transactions contemplated hereby, until such time, if any, as this Agreement is terminated pursuant to Article 7, Seller shall not, and shall cause its Affiliates and its and their Representatives not to, directly or indirectly, (i) encourage, solicit, engage in negotiations or discussions about, or provide information with respect to, any inquiry or proposal relating to the possible direct or indirect acquisition of all or any material portion of the Business, including the Transferred Assets (other than any sale of Inventory in the ordinary course of business) or that would have the effect of materially limiting or preventing the transactions contemplated by this Agreement, whether by sale of assets, sale of equity, merger, reorganization, recapitalization, liquidation or otherwise (an “Acquisition Proposal”); (ii) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal; or (iii) except as otherwise required by Law, in connection with an Acquisition Proposal, provide any nonpublic financial or other confidential or proprietary information regarding the Business to any Person (other than Buyer). Seller shall promptly (and in any event within forty-eight (48) hours of learning of the relevant information) notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing and shall identify such Person.
16.Release Letters
. Seller shall deliver to Buyer on or prior to the Closing Date copies of release letters in customary form evidencing the release of all Liens (other than Permitted Liens) on the Transferred Assets as of the Closing (the “Release Letters”); provided, that any Release Letters related to Liens from Indebtedness may instead evidence the agreement by the holders of the applicable Indebtedness (or an agent or other representative on their behalf) to, upon the Closing, release all Liens on the Transferred Assets and to promptly return all collateral in possession of such lenders (or agents thereof), if any, created in connection with the Indebtedness.  At or prior to the Closing, Seller shall have obtained documents (including an authorization for Seller and its designees to file Uniform Commercial Code termination statements, executed terminations and releases of outstanding Liens on the Transferred Assets) as are reasonably necessary to release such Liens in accordance with such Release Letters.
17.Financial Statements; Regulation S-X Cooperation.
(a)Promptly following the date of this Agreement, Seller shall engage Ernst & Young LLP (“EY”) to complete a “carve-out” financial audit of the consolidated balance sheet of the Business as of December 31, 2025 and related consolidated audited statements of income, changes in equity and cash flows for the year then ended (the “Audited Financials”) and to review the unaudited balance sheet of the Business and related unaudited statements of income, statement of comprehensive income, and cash flows for each fiscal quarter and year-to-date period ended after such fiscal year end but prior to the Closing Date, including comparative figures for the preceding fiscal year end (in the case of the balance sheet) and the preceding fiscal year’s comparative period (in the case of the statements of income and cash flows) (the “Reviewed Financials”), in each case at Seller’s expense. Seller shall deliver, in accordance with Section 1.2(a)(vi), the Audited Financials and the Reviewed Financials for any fiscal quarter ended at least forty five (45) days prior to the Closing Date. If the Closing Date occurs within forty-five (45) days after the end of a fiscal quarter, Seller shall use its reasonable best efforts to cause EY to complete its review, as soon as reasonably practicable following the Closing Date (and in any event within forty-five (45) days after such fiscal quarter end), of the unaudited balance sheet of the Business and related unaudited statements of income, statement of comprehensive income and cash flows for such fiscal quarter and year-to-date period, including comparative figures for the preceding fiscal year end (in the case of the balance sheet) and the preceding fiscal year’s comparative period (in the case of the statements of income and cash flows)’s comparative period (which, upon completion by EY shall become Reviewed Financials). Seller shall provide EY with access to the books and records and financial and operating data of Seller and its Affiliates as reasonably requested by EY and shall instruct its accountants, agents, employees and other representatives to provide customary cooperation with EY in order to prepare the Audited Financials as promptly as reasonably practicable following the date of this Agreement. Seller shall provide Buyer with a complete and correct copy of the Audited Financials and

Reviewed Financials promptly, and in any event within two (2) Business Days, following Seller’s receipt of the same from EY, it being understood that the delivery of any Reviewed Financials for a quarter ended within forty-five (45) days prior to the Closing Date shall not be required prior to the Closing Date and shall not be a condition to the obligations of Buyer to consummate the transactions contemplated hereby. The financial statements prepared and delivered pursuant to this Section 4.17(a) shall (i) fairly present, in all material respects, the financial position of the Business (excluding any other business of Seller or its Affiliates) as of the date(s) indicated, (ii) fairly present, in all material respects, the assets and liabilities, the results of the operations, changes in equity and cash flows of the Business (excluding any other business of Seller or its Affiliates) for the period(s) then ended, (iii) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that Reviewed Financials may include condensed footnote disclosure and may be subject to normal year end adjustments and any other adjustments stated therein or the notes thereto, and (iv) be prepared in compliance with Regulation S-X of the Securities and Exchange Commission (the “SEC”).
(b)Within twenty-five (25) days following the end of each month ended after the date of this Agreement, Seller shall use commercially reasonable efforts to provide Buyer with a copy of the monthly balance sheet of the Business and related unaudited statements of income and cash flows for the month then ended.
(c)Without limiting the obligations set forth in Section 4.17(a) or Section 4.17(b), during the period from the Closing Date through the first (1st) anniversary of the Closing Date (the “Records Period”), Seller shall, and shall cause its controlled Affiliates to, upon reasonable advance notice from Buyer, use commercially reasonable efforts to provide (i) Buyer and its Representatives with access to such financial and other information pertaining to the Business for the period of Seller’s and its Affiliates’ ownership and operation of the Business, to the extent in Seller’s or its Affiliates’ possession or control and to which Seller and its Affiliates have reasonable access; provided, however, that such activities do not unreasonably interfere with the affairs of Seller and its Affiliates and Buyer shall be solely responsible for any costs or expenses associated therewith (and shall promptly, upon Seller’s request, reimburse Seller or its Affiliates for reasonable and documented out-of-pocket expenses paid for such provision), that is relevant and reasonably necessary to enable Buyer to prepare financial statements in compliance with the requirements of (A) Rule 3-05 of Regulation S-X of the SEC or (B) any registration statement, proxy statement, report or disclosure statement filed with the SEC by or on behalf of Buyer or its Affiliates, and (ii) reasonable and customary assistance to Buyer and its outside, third-party accountants in completing audits and the preparation of such financial statements. Without limiting the generality of the foregoing, if reasonably requested by Buyer during the Records Period, (x) Seller shall, and shall cause its controlled Affiliates to, deliver a customary representation letter in such form as is reasonably required by Buyer’s outside, third-party accountants, which representation letter may be required to assist such accountants in rendering an opinion on such financial statements in order to comply with clauses (i)(A) and (i)(B) above, and (y) Seller shall use commercially reasonable efforts to cause its auditors to provide customary consents and comfort letters to the extent reasonably requested by underwriters or initial purchasers in any securities financings by Buyer or its Affiliates.
18.Financing
.
(a)Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Buyer to obtain the Financing, (iii) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any “flex” provisions), (iv) consummate the Financing at or prior to the Closing. In the event that the Commitment Letter is amended, replaced, supplemented or Alternative Financing is obtained, Buyer shall comply with its covenants in this Section 4.18 with respect to the Commitment Letter as so amended, replaced, supplemented or with respect to the Alternative Financing, if applicable, to the same extent that Buyer would have been obligated to comply with respect to the Financing.

(b)In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter for any reason and such portion is reasonably required to consummate the transactions contemplated hereby at or prior to the Closing, Buyer shall promptly notify the Seller, and Buyer shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event but no later than the Outside Date, alternative financing from alternative sources (“Alternative Financing”) in an amount sufficient to consummate the transactions contemplated hereby with terms and conditions no less favorable, taken as a whole, to Buyer (or its Affiliates) than the terms and conditions set forth in the Commitment Letter.
(c)Prior to the Closing, at Buyer’s sole cost and expense to the extent subject to the expense reimbursement provisions in the last two sentences of this Section 4.18(c), Seller shall, and shall instruct the employees, counsel, accountants, agents, financial advisors and other representatives of Seller and Seller’s Affiliates to, provide all reasonable cooperation upon the request of Buyer in connection with the arrangement of the Financing or any Alternative Financing. Such cooperation will include (i) cooperating with the arrangement of, and marketing efforts in connection with, the Financing, including assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including lender and investor presentations, bank information memoranda and similar documents) and other customary marketing materials required in connection with the Financing, including the execution of customary authorization letters with respect to the distribution thereof (including, if reasonably requested by the Financing sources, assisting in the preparation of an additional version of a confidential information memorandum and related lender presentation that does not contain material non-public information and providing a customary authorization letter authorizing the distribution of the confidential information memorandum to prospective Financing sources and containing a representation, if applicable, that such memorandum does not include material non-public information about the Seller or its Affiliates or securities), (ii) providing to Buyer from time to time information regarding the Business as reasonably requested by the Financing sources, including providing the Required Information, and such other financial information reasonably required by the Financing sources or in connection with any definitive documents, including any Financing Agreements or definitive Financing agreements for the Financing, (iii) upon reasonable notice, participating in, and causing appropriate members of senior management to participate in, a reasonable number of lender presentations, meetings, calls, due diligence sessions, and sessions with rating agencies in connection with the Financing at reasonable times and locations mutually agreed; (iv) as requested, providing customary executed authorization letters with respect to the bank information memoranda executed by a senior officer of Seller; (v) facilitating the pledging of Transferred Assets as collateral effective as of the Closing; (vi) assisting with the preparation of definitive documents and certificates related to the Financing (including officer’s certificates and customary evidence of authority) and the schedules and exhibits thereto, in each case customarily required to be delivered under any definitive documents for any Financing; (vii) furnishing, at least four (4) Business Days prior to the Closing, such documentation and information as is requested in writing by Buyer at least nine (9) days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and the Beneficial Ownership Regulation; (viii) taking all corporate, partnership, limited liability company and other entity actions that are necessary or customary to obtain the Financing and market the transactions contemplated by this Agreement; (ix) providing or causing to be provided any customary comfort letters and consents to the inclusion of audit reports from the Seller’s auditors and legal opinions and negative assurance letters from the Seller’s outside counsel, and (x) assisting Buyer in the preparation of pro forma financial information and pro forma financial statements and other financial data that is required for the Financing. Seller hereby consents to the use of the logos used in the Business in connection with the Financing; provided that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Seller, its Affiliates, the Business or the reputation or goodwill of any of them. Notwithstanding anything in this Section 4.18(c) to the contrary, nothing in such section shall require such cooperation to the extent it would (1) unreasonably disrupt or interfere with the business or operations of Seller or (2) require Seller to (v) agree to pay any fees or reimburse any expenses prior to the Closing unless such fees and expenses are subject to the expense reimbursement provisions set forth in the penultimate sentence of this paragraph below or to incur any other liabilities that are effective prior to the Closing (except to the extent such liabilities are subject to the indemnity set forth in the final sentence of this paragraph below), (w) give any indemnities that are effective prior to the Closing (except to the extent such indemnities are subject to the indemnity set forth in the final sentence of this paragraph below), (x) become subject to any obligation under any certificate, agreement, document or instrument relating to the Debt Financing that are effective prior to the Closing (except (I) the authorization letters set forth in clause (i) and (iv) above, (II) the “know-your-customer” and anti-money laundering documents contemplated by clause (vii) above, and (III) the representation letters required by Seller’s auditors in connection with the delivery of “comfort letters” set forth in clause (ix) above), (y) require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement with respect to the Financing prior to the Closing or (z) subject to the parenthetical in clause (x) above, deliver any certificate or take any other action that would reasonably be expected to result in personal liability to a director, officer or other personnel, deliver any legal opinion or otherwise provide any information or take any action to the extent it would result in a loss or waiver of any privilege. Buyer shall, promptly after written request by Seller, reimburse Seller for all out-of-pocket costs and expenses (including, to the extent incurred at the request or consent of Seller, reasonable attorneys’ fees) incurred by Seller on or prior to the Closing Date in connection with the Financing, including the cooperation contemplated by this Section 4.18(c). Buyer shall indemnify Seller and its Affiliates and their respective Representatives from, against and in respect of all losses, damages, claims, costs or expenses (including reasonable attorneys’ fees) actually suffered or incurred by any of them in connection with the Financing and any information used in connection therewith to the fullest extent permitted by applicable Law, except to the extent that any of the foregoing arises from (x) the bad faith, negligence or willful misconduct of, or material breach of this Agreement by Seller or its Affiliates or any of their respective Representatives, as applicable, or (y) information provided by Seller or its Affiliates or any of their respective Representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)Buyer shall give Seller prompt written notice: (i) of any material breach or default by any party to, or any condition not likely to be satisfied in, the Commitment Letter (or any Alternative Financing) or any definitive document related to the Financing (or Alternative Financing) of which Buyer becomes aware, (ii) of any termination of the Commitment Letter (or commitments for Alternative Financing), or (iii) if, for any reason, Buyer believes in good faith that it is reasonably likely that it will not be able to obtain all or any material portion of the Financing in the amounts or from the sources contemplated by the Financing Agreements (or any Alternative Financing) and that it is not reasonably likely that it will be able to obtain acceptable alternative financing. At the request of Seller, Buyer shall provide reasonable detail of the status of its efforts to arrange and consummate the Financing (or Alternative Financing). In the event that the Commitment Letter is amended, replaced, supplemented or modified in accordance with this Section 4.18(d) or Alternative Financing is obtained in accordance with this Section 4.18(d), Buyer shall promptly notify Seller of such event. Buyer acknowledges and agrees that obtaining the Financing or any Alternative Financing is not a condition precedent to Buyer’s obligations under this Agreement.
Article 5

TAX MATTERS
1.Tax Allocation. In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of the Straddle Period ending on the Closing Date shall (a) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days from the beginning of such Straddle Period through the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) in the case of any Tax based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed equal to the amount of Tax which would be payable if the relevant Tax period ended on the Closing Date. Any Tax credits relating to a Straddle Period shall be taken into account as though the relevant Tax period ended on the Closing Date. Seller shall promptly reimburse Buyer for any Taxes with respect to the Transferred Assets described in clause (a) above with respect to the portion of the Straddle Period ending on the Closing Date. Any Tax refunds or credits for overpayment for a Straddle Period shall be determined in a manner consistent with this Section 5.1, and any such amounts that relate to a Pre-Closing Tax Period (or are otherwise described in Annex 9.1(b)(vii)) shall be for the account of Seller. Buyer shall, or shall cause its Affiliates, to promptly remit to Seller the amount of any such refund or credit (or any other amounts described in Annex 9.1(b)(vii)).
2.Cooperation
. Each of Buyer and Seller shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding with respect to the Transferred Assets or the Business for any Pre-Closing Tax Period or a Straddle Period.
Article 6

CONDITIONS PRECEDENT
1.Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Closing of the following conditions:
(a)No Injunction, etc. There shall be no (i) Law that makes consummation of the Closing illegal or otherwise prohibited or (ii) enacted, issued, promulgated, enforced or entered Order of any Governmental Authority having competent jurisdiction restraining or enjoining Buyer or Seller from consummating, or otherwise making illegal the consummation of, the Closing.
(b)HSR Act. All waiting periods (and extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
2.Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment (or written waiver by Buyer to the extent permitted by applicable Law) at or prior to the Closing of the following additional conditions:
(a)Representations and Warranties. The representations and warranties of Seller contained in Article 2 of this Agreement (other than the Specified Representations, Section 2.1 and Section 2.6(b)(i)) (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be true and correct as of such date), except in each case where the failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Each of the representations and warranties of Seller contained in Section 2.1 and Section 2.6(b)(i) of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing with the same effect as though made at and as of such time. Each of the Specified Representations (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all but de minimis respects at and as of the date of this Agreement and at and as of the Closing with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be so true and correct as of such date).
(b)Covenants. Seller shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller at or prior to the Closing.
(c)Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized Person of Seller to the effect set forth above in Section 6.2(a) and Section 6.2(b).
(d)Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect.

(e)Certain Agreements. Seller and the Selling Affiliates shall have executed and delivered to Buyer all agreements, instruments, documents and other deliverables required to be delivered by or on behalf of Seller and the Selling Affiliates pursuant to Section 1.2(a).
3.Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Seller) at or prior to the Closing of the following additional conditions:
(a)Representations and Warranties. The representations and warranties of Buyer (i) contained in Article 3 of this Agreement (other than the representations and warranties listed in Section 6.3(a)(ii) below) (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be true and correct as of such date), in each case except where the failure of to be true and correct in all material respects, individually or in the aggregate, would materially delay or prevent the consummation of the transactions contemplated hereby in accordance with the terms hereof and (ii) contained in Sections 3.2(a) (Authority), 3.2(b) (Enforceability), 3.5 (Financing), 3.6 (Solvency) and 3.8 (Finders’ Fees) (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct in all but de minimis respects at and as of the date of this Agreement and at and as of the Closing with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be so true and correct as of such date).
(b)Covenants. Buyer shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.
(c)Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer to the effect set forth above in Section 6.3(a) and Section 6.3(b).
(d)Certain Agreements. Buyer shall have executed and delivered to Seller all agreements, instruments, documents and other deliverables required to be delivered by or on behalf of Buyer pursuant to Section 1.2(b).
Article 7

TERMINATION
1.Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)by the written agreement of Buyer and Seller;
(b)by either Buyer or Seller by notice to the other Party, if:
(i)the Closing shall not have been consummated on or before July 20, 2026 (the “End Date”); provided that, in the event the condition set forth in Section 6.1(b) shall not have been satisfied on or prior to the End Date, but all other conditions set forth in Article 6 shall have been satisfied, or are capable of being satisfied (or have been waived by the Party then entitled to give such waiver) on or prior to the End Date, then the End Date shall automatically extend for two (2) additional months; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement is a proximate cause of the failure of the Closing to be consummated by the End Date; or
(ii)there shall be any (A) Law that makes consummation of the Closing illegal or otherwise prohibited or (B) Order of any Governmental Authority having competent jurisdiction enjoining Buyer or Seller from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party that has failed to perform its obligations in Section 4.4;
(c)by Buyer by notice to Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 7.1(c) unless any such breach or failure has not been cured within the earlier of (x) 30 days after written notice by Buyer to Seller informing Seller of such breach or failure and (y) the End Date, except that no cure period shall be required for a breach which by its nature is incapable of being cured by the End Date; provided, further, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement; or
(d)by Seller by notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied; provided, however, that Seller may not terminate this Agreement pursuant to this Section 7.1(d) unless any such breach or failure has not been cured within the earlier of (x) 30 days after written notice by Seller to Buyer informing Buyer of such breach or failure and (y) the End Date, except that no cure period shall be required for a breach which by its nature is incapable of being cured by the End Date; provided, further, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Seller is then in material breach or violation of its representations, warranties or covenants contained in this Agreement.
2.Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any Party (or any of its directors, officers, employees, stockholders, Affiliates, agents, debt financing sources, successors or assigns) to the other Party except as provided in this Section 7.2; provided that no such termination (nor any provision of this Agreement) shall relieve any party from liability for any Losses for Fraud or for Willful Breach of any covenant or other agreement hereunder. The provisions of Section 4.3(d), this Section 7.2, Section 9.1, Section 9.2 and Article 10 shall survive any termination hereof pursuant to Section 7.1.
Article 8

INDEMNIFICATION
1.Non-Survival
. The Parties hereto, intending to modify any applicable statute of limitations, agree that none of the representations and warranties made in this Agreement (or in any other agreement, certificate or other document executed in connection herewith) shall survive the Closing Date and all such representations and warranties shall terminate and be of no further force and effect as of the Closing Date; provided, however, the representations and warranties of Seller set forth in Section 2.26 (No Other Representations and Warranties), and the representations and warranties of Buyer set forth in Section 3.9 (No Additional Representations; Inspection) shall survive until the expiration of the applicable statute of limitations. The respective covenants and agreements of Seller and Buyer contained in this Agreement required to be performed or complied with prior to the Closing shall not survive the Closing Date and shall terminate and be of no further force and effect as of the Closing Date, and all other respective covenants and agreements of Seller and Buyer contained in this Agreement (each, a “Post-Closing Covenant”) shall survive the Closing Date hereunder indefinitely or for such lesser period of time as may be specified therein, but not to exceed the applicable statute of limitations in the event of a breach of such covenant or other agreement. Notwithstanding the foregoing, except as set forth in Section 7.2, no representation, warranty, covenant or agreement made in this Agreement shall survive any termination of this Agreement. None of the limitations contained in this Article 8 shall apply in the case of Fraud.

2.Indemnification by Seller. From and after the Closing, and subject to this Article 8, Seller shall defend, indemnify and hold harmless Buyer, and each of its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses resulting from (a) any breach or default in performance by Seller of any Post-Closing Covenant of Seller and (b) the Excluded Liabilities. Notwithstanding that a claim for Losses may fall into multiple categories of this Section 8.2, Buyer Indemnitees may recover such Losses only one time.
3.Indemnification by Buyer. From and after the Closing, and subject to this Article 8, Buyer shall defend, indemnify and hold harmless Seller and each of its Affiliates and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting from (a) any breach or default in performance by Buyer of any Post-Closing Covenant of Buyer, (b) the ownership and operation of the Transferred Assets and the Business after the Closing (other than arising out of relating to any Excluded Assets or Excluded Liabilities); and (c) the Assumed Liabilities. Notwithstanding that a claim for Losses may fall into multiple categories of this Section 8.3, Seller Indemnitees may recover such Losses only one time.
4.Limitations on Indemnity. Buyer and Seller agree, for themselves and on behalf of the Buyer Indemnitees and the Seller Indemnitees that:
(a)No Buyer Indemnitee or Seller Indemnitee shall be entitled to indemnification, to sue for damages or to assert any other right or remedy under this Agreement with respect to any Loss, cause of action or other claim to the extent it is a potential Loss that may be asserted rather than an actual Loss that has, in fact, been incurred by such party.
(b)With respect to each indemnification obligation in this Agreement: (i) all Losses shall be net of any Eligible Insurance Proceeds; (ii) in no event shall an Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect, speculative, treble or punitive damages, loss of business reputation or opportunity, lost revenue, income or profits, diminution in value or similar items, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third Party Claim; and (iii) the Parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.
(c)If any portion of Losses to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third-party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. If the Indemnifying Party so requests, the Indemnified Party shall use its commercially reasonable efforts to collect the maximum amount of insurance proceeds thereunder, in which event all such proceeds actually received, net of costs reasonably incurred by the Indemnified Party in seeking such collection, shall be considered “Eligible Insurance Proceeds”. In any case where an Indemnified Party recovers from a third party any Eligible Insurance Proceeds and/or any other amount in respect of any Losses for which an Indemnifying Party has actually reimbursed such Indemnified Party pursuant to this Article 8, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Insurance Proceeds and/or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim.
(d)Any Indemnified Party shall take commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder.
5.Notification of Claims; Third Party Claims.
(a)A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 8, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.
(b)Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by written notice to the Indemnified Party delivered within thirty (30) days of the receipt of notice of such Third Party Claim (which shall include an agreement from the Indemnifying Party to be fully responsible for any Losses related to or arising from such Third Party Claim solely to the extent that the Indemnifying Party is liable for such losses as provided for in Section 8.2 or Section 8.3, as applicable, and subject to any applicable limitations set forth in Section 8.4), assume the defense and control of such Third Party Claim, with its own counsel and at its own expense. Notwithstanding anything in this Section 8.5(b) to the contrary, the Indemnifying Party shall not be entitled to assume the defense and control of such Third Party Claim, and if the Indemnifying Party has assumed the defense and control of such Third Party Claim, shall cease to defend and control, any Third Party Claims (each, an “Excluded Claim”): (i) that include any criminal charges against any Indemnified Party, including any investigation by a Governmental Authority (including any civil investigative demand or “qui tam” action); (ii) that involve any claims for injunctive relief or equitable remedy against any Indemnified Party which would reasonably be expected to have a material adverse impact on the ongoing operations of the business of the Indemnified Party; (iii) in any circumstance under which the insurer under the RWI Policy has elected to assume control of the defense or settlement of the Third Party Claim; or (iv) involves a taxing authority’s audit or examination of the Indemnified Party. If the Indemnifying Party elects to control the defense of the Third Party Claim, the Indemnified Party may participate through counsel of its own choice and at its own expense, in the defense of any Third Party Claim, except that the Indemnifying Party shall pay for the fees and expenses of counsel for the Indemnified Party if, in the opinion of counsel to the Indemnified Party, the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual conflict of interest (provided that such conflict of interest does not arise in connection with a determination as to whether a Loss is an Assumed Liability or an Excluded Liability). The Indemnifying Party shall have the right to participate, at its own expense, in the defense of any Excluded Claim and any Third Party Claim for which it does not elect to control the defense. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party that the Indemnifying Party elects to control the defense; provided that the Indemnified Party shall conduct the defense of such Third Party Claim with reasonable diligence and keep the Indemnifying Party reasonably informed of material developments in the Third Party Claim at all stages thereof. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to (or make an offer with respect to) a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party, and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party, (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnified Party shall not settle, compromise (or offer to settle or compromise) or consent to the entry of any judgment with respect to any Third Party Claim for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (which consent, in the case of any Third Party Claim other than an Excluded Claim, shall not be unreasonably withheld or delayed).
(c)Notwithstanding anything to the contrary in this Article 8 (including Section 8.2 and 8.3), if (1) the Indemnified Party is controlling the defense of a Third Party Claim in accordance with this Article 8, (2) such Indemnified Party proposes, in writing, a settlement or compromise of such Third Party Claim to the Indemnifying Party, and (3) within thirty (30) days of such request, the Indemnifying Party has responded, in writing, to such request for consent or has otherwise affirmatively responded accepting that it may be liable for such Third Party Claim under this Article 8, then no Indemnifying Party shall have any liability under this Article 8 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the prior written consent of such Indemnifying Party (which consent, in the case of any Third Party Claim other than an Excluded Claim, shall not be unreasonably withheld or delayed).
(d)In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article 8. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.
(e)All amounts due to an Indemnified Party as so finally determined will be paid by wire transfer of immediately available funds, to an account or accounts designated in writing by the Indemnified Party, within ten (10) Business Days after determination of the final amount owed thereto.
6.Exclusive Remedy. Anything to the contrary in this Agreement notwithstanding, Seller and Buyer hereby agree that following the Closing, subject to Section 10.10, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement, other than as a result of Fraud, shall be the indemnification rights set forth in this Article 8, regardless of the legal theory under which any liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise. The Parties hereto agree that (i) the provisions of this Agreement relating to indemnification, and the limits imposed on Buyer’s and the Buyer Indemnitees’ rights and remedies with respect to this Agreement and the transactions contemplated hereby (including this Article 8) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder, (ii) such provisions were integral part of this Agreement and the transactions contemplated hereby and (iii) without such provisions, the Seller would not enter into this Agreement or otherwise agree to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, the Parties to this Agreement hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled with respect to this Agreement and the transactions contemplated hereby.
Article 9

DEFINITIONS
1.Certain Terms. The following terms have the respective meanings given to them below (and a table of defined terms is set forth at the end of this Section 9.1):
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.
“Ancillary Agreements” means the (a) the Bill of Sale, (b) the Trademark Assignment, (c) the Patent Assignment Agreement, (d) the Copyright Assignment Agreement, (e) the Transition Services Agreement, substantially in the form attached hereto as Exhibit E, as may be modified pursuant to Section 4.15, (f) the other Business Transfer Documents, if any, that the parties have mutually agreed to deliver at or prior to the Closing, and (g) all other agreements, documents and instruments executed and delivered in connection with the transactions contemplated by this Agreement.
“Artificial Intelligence Solutions” means deep learning, neural networks, machine learning and other artificial intelligence solutions, systems and technologies, including (a) proprietary algorithms, technologies, Software, and systems that make use of or employ neural networks, natural language processing, statistical learning algorithms (including linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning, (b) proprietary embodied artificial intelligence and related hardware and equipment; (c) underlying training, validation, and test data and datasets, whether raw, pre-processed, or enhanced, and associated metadata and informational content derived from such data and datasets that identify, comment or otherwise derive information from such data and datasets, such as tags and labels; and (d) models whether trained or untrained, including its weights, parameters and structure or architecture.
“Assumed Liabilities” means the obligations and liabilities set forth or described on Annex 9.1(c).
“Bill of Sale” means the Bill of Sale and Assignment and Assumption, substantially in the form attached hereto as Exhibit A.
“Business Day” means any day that is not (a) a Saturday, (b) a Sunday or (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.
“Business Systems” means all IT Assets owned, licensed, or leased by the Seller or its Affiliates including any outsourced, cloud-based, or similar systems and processes (e.g., hosted systems or locations) and used in the conduct of the Business. For purposes of this Agreement, Business Systems include any of the foregoing that is operated for the benefit of and at the instruction of Seller or its Affiliates by any vendor, supplier, service provider, or contractor, with respect to the Business.
“Buyer Disclosure Letter” means the letter, dated as of the date hereof, delivered by Buyer to Seller prior to the execution of this Agreement and identified as the Buyer Disclosure Letter.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Proprietary Software” means all Software owned or purported to be owned, in whole or in part, by Seller or any Affiliate, including any Software that has been developed by or on behalf of Seller or that is under development to the extent that such Software under development has been so developed as of the Closing.
“Competition Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.
“Competitive Business” means any business, enterprise, or activity, whether conducted directly or indirectly, that develops, manufactures, markets, distributes or sells any over-the-counter healthcare products in the following categories: (i) nasal strips, nasal spray or other nasal breathing aids; (ii) cough, cold, allergy, fever or sinus relief products (including congestion and sinus pressure); (iii) oral pain relief or cold sore products; (iv) topical analgesics or itch relief products; (v) low-dose aspirin; (vi) fiber laxatives or constipation (irregularity) products; and (vii) asthma or bronchodilator products. For the avoidance of doubt, “Competitive Business” shall expressly exclude any business, enterprise, or activity that develops, manufactures, markets, distributes or sells women’s healthcare products, including emergency contraceptive products.
“Confidential Information” has the meaning set forth in the Confidentiality Agreement.
“Copyright Assignment Agreement” means the Copyright Assignment Agreement, substantially in the form attached hereto as Exhibit D.

“Customer Lists” means the documents or lists, to the extent readily discoverable and capable of being shared under applicable Laws relating to data protection and privacy, containing the names and addresses of the customers of the Seller or its Affiliates who have purchased Products from the Seller or any of its Affiliates in the twelve (12) months prior to the Closing.
“Data Privacy and Security Requirements” means, as applicable to the Products and Business of the Seller and its Affiliates, (i) all Data Protection Laws; (ii) all data privacy and security obligations arising out of any Contract to which Seller or its Affiliates is a party or is otherwise bound; and (iii) the publicly posted privacy policies of Seller or its Affiliates.
“Data Protection Laws” means all applicable Laws concerning relating to, or governing, the Processing of Personal Information.
“Data Room” means the electronic data room maintained on behalf of Seller by Datasite under the project name Trident, containing documents and materials relating to the Business as constituted as of the Closing Date.
“Debt Financing Sources” means the entities (including lenders, arrangers, other additional arrangers, bookrunners, managers, agents, co-agents, financial institutions, underwriters, and placement agents, and their respective Affiliates and such entities’ (and their respective Affiliates’) officers, directors, employees, attorneys, advisors, agents and representatives or any similar debt financing sources and their successors and permitted assigns) that have committed to provide or otherwise entered into agreements in connection with the Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto).
“Employee” means each individual who is listed on Section 2.13(a) of the Seller Disclosure Letter.
“Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, whether or not subject to ERISA), each stock option plan, stock purchase plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement, employment agreement, compensation plan, change in control plan, program or arrangement, supplemental income arrangement, vacation plan, and all other employee benefit plan, agreement and arrangement, in each case that Seller, any of its Affiliates sponsors, contributes to, or provides benefits under or through such plan or has any obligation to provide benefits under or through such plan including any plan sponsored by a professional employer organization or similar enterprise, in which any Employee is eligible to participate, excluding any plan, program, agreement or arrangement required by applicable Law or regulation (e.g., government mandated severance plans).
“Enterprise-Wide Contract” means any Shared Contract to which Seller, any Selling Affiliate or any of their respective Affiliates or Subsidiaries is a party which provides for the purchase, ownership, sale, lease, license or other provision of materials, supplies, goods, equipment, IP Rights or services of, to, or by, Seller, any Selling Affiliate or any of their respective Affiliates or Subsidiaries on an enterprise-wide basis and not primarily for any particular business, division, franchise or subsidiary (including the Business).
“Environmental Laws” means any and all federal, state, foreign, provincial or local Laws relating to pollution or protection of human health or the environment, or the protection of human health from Hazardous Substances, including: (i) the Comprehensive Environmental Response Compensation

and Liability Act, 42 U.S.C. §§ 9601 et seq.; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; (iii) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq.; (iv) the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; (v) the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; (vi) the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; (vii) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq.; (viii) the Oil Pollution Act, 33 U.S.C. §§ 2701 et seq.; (ix) the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.); (x) any state, county, municipal or local Laws similar or analogous to the federal Laws listed in parts (i) through (ix) of this subparagraph; (xi) any amendments to the Laws listed in parts (i) through (x) of this subparagraph, regardless of whether in existence on the date hereof; and (xii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the Laws listed in parts (i) through (xi) of this subparagraph.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any other entity which, together with the Seller, would be treated as a single employer under Internal Revenue Code Section 414 or ERISA Section 4001(b).
“Excluded Assets” means the property of Seller and its Affiliates set forth or described on Annex 9.1(b), which property is not to be transferred to Buyer hereunder.
“Excluded Liabilities” means the liabilities and obligations of Seller and its Affiliates set forth or described on Annex 9.1(d), which are not to be assumed by Buyer hereunder.
“Excluded Universal Product Codes” means: (1) Bronkaid Max 24 ct. Caplet (New Formulation) with (a) Unit UPC Code of [***], (b) Inner UPC Code of [***] and (c) Case UPC Code of [***]; and (2) Bronkaid Max 60 ct. Caplet (New Formulation) with (a) Unit UPC Code of [***], (b) Inner UPC Code of [***] and (c) Case UPC Code of [***].
“Existing Packaging” means any packaging and labeling as used in connection with the sale, offer for sale, advertising, marketing, distribution and promotion of a Product, including cartons and other packaging used in shipping, in each case printed prior to (a) the Closing Date, if there is no Registration Transition Period with respect to such Product, or (b) the end of the applicable Registration Transition Period, if there is no Registration Transition Period with respect to such Product.
“Existing Promotional Materials” means advertising, marketing, sales, and promotional materials, including all pre-printed marketing and professional materials, sales materials, and advertising collateral, used in connection with a Product, in each case printed prior to (a) the Closing Date, if there is no Registration Transition Period with respect to such Product, or (b) the end of the applicable Registration Transition Period, if there is no Registration Transition Period with respect to such Product.
“FDA” means the U.S. Food and Drug Administration.
“FDA Laws” means laws administered by the FDA, including the Federal Food, Drug, and Cosmetic Act (FD&C Act), as amended, and its implementing regulations, or any other Governmental Authority relating to the regulation of the procurement, raw material sourcing, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, complaint handling, adverse event reporting, medical device report submission, field alert reports for drug products, importation, exportation or sale and distribution of medical devices or drug products or components thereof, and any analogous applicable laws of any applicable state or other jurisdiction.

“Fraud” means a claim for common law fraud with a specific intent to deceive based on a representation or warranty contained in this Agreement or any certificate delivered pursuant to this Agreement; provided that, at the time such representation or warranty was made, (a) such representation was materially inaccurate, (b) the party making such representation had actual knowledge of the material inaccuracy of such representation, (c) the party making such representation had the specific intent to deceive the other party, and (d) the other party acted in reliance on such inaccurate representation and suffered financial injury or Loss as a result of such material inaccuracy.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.
“Healthcare Laws” means all Laws relating to the delivery or regulation of, or payment for, any material health care items, services, or supplies of a type delivered or provided by or on behalf of Seller or Selling Affiliates at any time during the last six (6) years, including but not limited to (a) Title XVIII of the Social Security Act (Medicare Statute); (b) Title XIX of the Social Security Act (Medicaid Statute); (c) 42 U.S.C. § 1320a-7a (federal Civil Monetary Penalty Law); (d) 42 U.S.C. § 1320a-7b (federal Anti-Kickback Statute); (e) 31 U.S.C. §§ 3729 et seq. (federal False Claims Act); (f) 42 U.S.C. §§ 1395nn et seq. (Stark Law); (g) 42 U.S.C. § 1320a-7 (federal Exclusion Statute); (h) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act; (i) the 21st Century Cures Act (Pub. L. 114-255) and implementing Laws relating to information blocking, interoperability and the Office of the National Coordinator for Health Information Technology (ONC) Health IT Certification Program (including but not limited to 45 C.F.R. § Parts 170 and 171) and the federal Electronic Health Records Meaningful Use Program; (j) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care Education and Reconciliation Act (Pub. L. 111-152); (k) any similar state and local Laws that address the subject matter of the foregoing; (l) any state Law or precedent relating to the corporate practice of the learned or licensed healthcare professions; (m) any state Law concerning the splitting of healthcare professional fees or kickbacks; (n) any state Law concerning healthcare professional self-referrals, kickbacks, or false claims; (o) any state healthcare professional licensure Laws, qualifications or requirements for the practice of a clinical or other learned healthcare profession; (p) any applicable state and federal controlled substance and drug diversion Laws, including, the Federal Controlled substances Act (21 U.S.C. § 801, et seq.); and (q) all applicable implementing regulations, rules, ordinances and orders from Governmental Authorities related to any of the foregoing.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Indebtedness” means, with respect to a Person: (a) the amount of liabilities of such Person for borrowed money (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown, whether due or to become due), (b) the amount of liabilities of such Person evidenced by notes, bonds, debentures or similar instruments or debt securities, (c) any hedging, derivative or swap, collar, cap or similar arrangement, of such Person, (d) any liabilities of any Person in respect of drawings under letters of credit, surety bonds or bank guarantees, (e) any liabilities secured by an Encumbrance on the assets of such Person, (f) any liabilities under leases (x) that are required by GAAP to be recorded as capital leases and (y) under which such Person is liable as lessee, (g) any liabilities for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise as obligor, including earn-outs, holdbacks, seller notes, and similar deferred payment obligations (other than trade payables in the ordinary course of business), and with respect to each of the foregoing any unpaid principal, accrued interest, premiums, prepayment penalties, make-whole premium, consent or other fees, reimbursements, indemnitees and all other amounts or similar contractual charges payable in connection with the repayment or discharge in full thereof.
“Independent Accountant” means BDO USA or, if such firm is not willing or able to serve in such capacity, another nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and Seller.
“Inventory” means all inventory owned by Seller or any Selling Affiliate and used exclusively in the Business or held for sale exclusively to customers of the Business, including the finished Products and active pharmaceutical ingredients, spare parts, raw materials, containers, packaging and packaging supplies, work-in-process, semi-finished products, supplies, and inventories of finished Products on consignment, whether in transit or deposited in a warehouse.
“Inventory Target” means a fixed amount equal to $[***], it being understood that while the Inventory Target is fixed, Section 9.1(f) of the Seller Disclosure Schedule sets forth the information and calculations referenced by the Parties in setting the Inventory Target.
“IP Rights” means any and all proprietary, industrial and intellectual property rights, titles, and interests in any jurisdiction throughout the world, by whatever name or term known or designated whether arising by operation of Law, international treaty, contract, license or otherwise, both statutory and common law rights, including in and to all: (a) inventions (whether or not patentable and whether or not reduced to practice) as well as all improvements thereto; (b) patents, and patent applications, provisional patents, and other rights to inventions or designs and statutory invention registrations, utility models, design patents, and industrial designs, together with all registrations of and applications for any of the foregoing, and including any extensions, divisionals, continuations, continuations-in-part, continued prosecutions, reexaminations, renewals, and reissues thereof (collectively, “Patents”); (c) trademarks, service marks, trade names, brand names, slogans, logos, trade dress, and all other designations and identifiers of source and origin, in each case, together with all translations, annotations, derivations, and combinations of any of the foregoing, and all common law rights thereto, including all applications and registrations for any of the foregoing, and renewals and extensions thereof, and the goodwill associated with any of the foregoing therewith (collectively, “Trademarks”); (d) Internet domain name registrations, Internet protocol addresses (including IP address subnets), and Internet accounts and names (including social media and social networking accounts and names, social network application IDs, usernames, user identifications and identification numbers) (collectively, “Domains”); (e) rights, database rights, and other rights in works of authorship, including all applications and registrations related to the foregoing and any renewals, amendments, modifications, extensions, restorations, and reversions thereof (collectively, “Copyrights”); (f) trade secrets, know-how, and rights in confidential and proprietary information, including ideas, patent disclosures, shop rights, copyrightable works of authorship (whether or not copyrightable), including Software, websites, website content, and website designs, layouts, and structures, data, databases and datasets and collections, designs, drawings, specifications, architectures, blueprints, layouts, look-and-feel, models, algorithms, formulae and formulations, blends, compositions, concepts, compilations of information, research and development information, methods and methodologies, techniques and technologies, protocols, procedures, and processes, manuals, user guides, flow charts, training materials, financial, business and marketing plans and proposals, sales and promotional materials, customer and supplier lists, prospects and potential customer lists, and pricing and cost information, whether or not patentable; and (g) other intellectual, industrial property, and proprietary rights similar to any of the foregoing and foreign equivalent and counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world.
“IRS” means the Internal Revenue Service.
“IT Assets” means any information technology systems, software programs and hardware or data processing equipment, data processing system manuals and licensed software materials, including computers, servers, routers, hubs, switches, workstations, data communications lines, telecommunications devices, networks, firmware, middleware and all other information technology related equipment.
“Knowledge” means when used in connection with (a) Buyer, the actual knowledge of [***], after reasonable inquiry and (b) Seller or any Selling Affiliate, the actual knowledge of the Persons specified in Section 9.1(e) of the Seller Disclosure Letter, after reasonable inquiry.
“Laws” means all laws (including the common law), statutes, constitutions, treaties, ordinances, codes, rules, regulations, policies, orders, judgments, decrees and orders of Governmental Authorities or any other requirement or rule of law of any Governmental Authority having the effect of law.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, deed of trust, hypothecation, title defect, voting trust, proxy, burden, license, charge or similar restriction, security interest, lease or sublease, title retention agreement, option, right of first refusal, easement, covenant, encroachment, encumbrance or other adverse claim of any kind in respect of such property or asset, other than, with respect to the IP Rights of the Business, any nonexclusive licenses in the ordinary course of business.
“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, citation, examination, settlement, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.
“Losses” means any and all damages, judgments, awards, liabilities, losses, obligations, Taxes, claims of any kind or nature, fines and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents).
“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (a “Change”), alone or in combination with other Changes, that (x) has had, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in, or on, the business, assets, condition (financial or otherwise) or results of operations of the Business, the Transferred Assets or the Assumed Liabilities, taken as a whole, or (y) has prevented, materially impaired or materially impeded, or would reasonably be likely to prevent, materially impair or materially impede, the ability of Seller to timely perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided that for purposes of the foregoing clause (x) only, any such Change to the extent resulting from any of the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (a) any Change in economic conditions generally, (b) any Change in the industry in which the Business operates or in which Products are used or distributed, (c) any Change or proposed change in Laws or GAAP, or the enforcement or interpretation thereof, and any actions taken in order to comply with applicable Law, (d) any failure, in and of itself, by the Business to achieve any earnings or other financial projections or forecasts, (e) any Change in conditions in jurisdictions in which the Business operates or Products are sold, including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (f) any Change resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the Ancillary Agreements, including any such Change relating to the identity of, or facts and circumstances relating to, Buyer and including any actions by customers, suppliers or personnel, (g) any action taken by Buyer or any of its Affiliates, agents or representatives, (h) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, (i) any actions required to be taken or omitted pursuant to this Agreement or taken with Buyer’s prior written consent or at Buyer’s prior written request or not taken because Buyer withheld, delayed or conditioned its consent, or (j) any Excluded Asset or Excluded Liability; provided, further, that notwithstanding the foregoing to the contrary, any Change described in clause (a)-(c), (e), or (h) may be taken into account in determining whether there has been or would reasonable be expected to be a Material Adverse Effect to the extent that such Change is disproportionate taken as a whole, as compared to other companies selling substantially similar products.
“Order” means any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award by or with any court or other Governmental Authority or arbitrator.
“Organizational Documents” means the articles of incorporation, constitution, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
“Patent Assignment Agreement” means the Patent Assignment Agreement, substantially in the form attached hereto as Exhibit C.
“Permitted Liens” means (a) statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent or are being contested in good faith and that would not individually or in the aggregate be materially adverse to the Business, and (b) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business and (c) Liens for Taxes not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Personal Information” means any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household. For the avoidance of doubt, “Personal Information” includes all information that would constitute “personal data,” “personal information,” “nonpublic personal information,” “nonpublic information,” “sensitive data,” “sensitive personal information,” “protected health information,” “consumer health data”, and other similar terms as defined in Data Protection Laws.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of a Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending at the completion of the Closing Date.

“Process” means any operation or set of operations performed by automatic or manual means such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction. For the avoidance of doubt, “Process” includes any “process” or “processing” as defined in Data Protection Laws.
“Product Files” means:
(a)    the information, processes, technology, and data (excluding any email correspondence), to the extent owned by the Seller and in such electronic or hard copy form as held by the Seller before Closing:
(i)    used in or otherwise reasonably required to enable the manufacture of the Products, including that relating to the chemical formula of the Products (including the identity, relative volumes and combination of ingredients and packaging, labelling and leaflet specifications and the results of clinical or other trials and investigations of the like); or
(ii)    used or otherwise reasonably required to maintain the Regulatory Registrations; and
(b)    to the extent in the possession and control of, and readily discoverable by the Seller pertaining to the Products:
(i)    all vendor lists, historical sales, pricing, rebate and other post-promotional materials; and
(ii)    material written correspondence, filings, notices and documentation submitted to or received from any applicable Governmental Entity,
(iii)     relating to research and development undertaken by the Seller, commercialization or manufacture of any Product, in each case since January 1, 2025 and to the extent capable of transfer to the Buyer under applicable Law (including with respect to data protection and privacy), provided that, in each case, in the event that any information contained within the Product Files is derived from or also relates to any other product manufactured or sold by the Seller or any of its Affiliates, then the Seller shall be entitled to redact the information to the extent that it does not relate to the Products.
“Purchase Price” means $1,045,000,000.
“Registration Transition Period” means, on a Product-by-Product and jurisdiction-by-jurisdiction basis, with respect to any Products for which Seller or any Seller Affiliate owns the Regulatory Registration immediately prior to the Closing in a particular jurisdiction and which Regulatory Registration in such jurisdiction cannot be transferred to or obtained by Buyer or its Affiliates on the Closing Date, the period beginning on the Closing Date and ending on the date on which Buyer or its designee receives a Regulatory Registration for such Product in such jurisdiction.
“Regulatory Registrations” means any premarket notifications, 510(k) or premarket approval application, new drug application or abbreviated new drug application issued, cleared, or approved by the FDA, European Union Conformity Marking (CE marks) issued by a European Union Notified Body, and all other technical, medical, scientific, labeling and similar licenses, registrations, authorizations, permits, certifications, franchises, variances, exemptions, orders, approvals, amendments and renewals of the Products (including marketing authorizations and labeling approvals) issued by any Governmental Authority of any country and held or pending (including any applications) as of the Closing Date by Seller or any Selling Affiliate or third-party distributors (under rights of reservation of such seller) that are required for the manufacture, commercialization, labeling, distribution, use, storage, import, export, transport, marketing or sale of the Products.
“Required Information” means information with respect to the Business reasonably necessary to prepare a pro forma consolidated balance sheet of Prestige Brands Holdings, Inc. and the related consolidated statement of income as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Transaction Closing Date (or 90 days in case such four-fiscal quarter period is the end of Holdings’ fiscal year), prepared after giving effect to the transactions contemplated by this Agreement as if the transactions had occurred as of such date (in the case of the balance sheet) or at the beginning of such period (in the case of the statement of income).
“RWI Policy” means the buyer-side representation and warranty insurance policy from QBE Specialty Insurance Company.
“Security Breach(es)” means, solely with respect to the Business and/or Products, any loss or illegal or unauthorized acquisition, access, modification, disclosure, use, or misuse of, or interruption of access to, (i) any Personal Information processed by or on behalf of Seller or its Affiliates; (ii) Confidential Information processed by or on behalf of Seller or its Affiliates; or (iii) any Business Systems containing such Personal Information or Confidential Information.
“Sell-Off Period” for a Product of the Business in a particular jurisdiction means (a) if there is a Registration Transition Period with respect to such Product in such jurisdiction, the final sale of all Inventory that used Existing Packaging printed prior to end of such Registration Transition Period, or (b) if there is no Registration Transition Period with respect to such Product, the final sale of all Inventory that used Existing Packaging printed prior to Closing Date.
“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by Seller to Buyer prior to the execution of this Agreement and identified as the Seller Disclosure Letter.
“Seller Transitional Trademarks” means the Trademarks owned by Seller or any of its Affiliates as of the Closing Date and used on Existing Packaging or Existing Promotional Materials, as applicable, as of the Closing Date.
“Selling Affiliates” means all of the Affiliates of Seller that own any Transferred Assets or have obligations or liabilities in respect of any Assumed Liabilities.
“Shared Contract” means each Contract that relates to both (a) the Business or any Transferred Assets and (b) one or more other businesses or products of Seller or any Affiliate of Seller. Each Shared Contract shall be identified as such on Section 2.7(c) of the Seller Disclosure Letter.
“Software” means all computer software, programs, applications (including apps and mobile apps), and code, including assemblers, applets, compilers, development tools, design tools, libraries, interfaces, user interfaces and data, in any form or format, however fixed, such as, but not limited to, databases and data collections, including any and all versions of software implementations of algorithms, models and methodologies, databases and compilations, including all source code, object code, and other code variants, and including user manuals, training materials, flow charts, specifications, developer notes, comments and annotations, and other related documentation, related to any of the foregoing.
“Specified Debt Agreement” means the Amended and Restated Credit Agreement, dated as of February 12, 2021, among Foundation Consumer Brands, LLC, a Delaware limited liability company, Foundation Holdings, LLC, a Delaware limited liability company, the several banks and other financial institutions from time to time party thereto, Cerberus Business Finance Agency, LLC, as administrative agent and collateral agent for the Lenders thereunder (as amended by that certain Amendment No. 1, dated as of February 14, 2022, Amendment No. 2, dated as of May 15, 2023, Amendment No. 3, dated as of June 27, 2023, Amendment No. 4, dated as of January 9, 2025, and as may be further amended, restated, supplemented or otherwise modified from time to time).
“Specified Representations” means the representations and warranties of Seller set forth in Sections 2.2(a) (Authority), 2.2(b) (Enforceability), 2.8(a) (Title to Transferred Assets), and 2.18 (Finders’ Fees).
“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.
“Tax” means any federal, state, local or foreign taxes, charges, fees, levies imposts, duties, tariffs, and other governmental charges in the nature of a tax, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, goods and services, value added, transfer, registration, stamp, premium, excise, severance, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax and the obligation to escheat or otherwise turn over unclaimed property or assets, whether or not currently escheatable or reportable (including all interest and penalties thereon and additions thereto).
“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action, or judicial contest relating to Taxes.
“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return, including any election, declaration, schedule or attachment thereto, or any amendment to any of the foregoing relating to Taxes.
“Trademark Assignment Agreement” means the Trademark Assignment Agreement, substantially in the form attached hereto as Exhibit B.
“Transaction Expenses” means, whether or not paid prior to the Closing, except as otherwise provided in this Agreement, (a) all expenses (including all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, experts and consultants to a party) incurred by Seller, the Selling Affiliates or their respective Affiliates or on their behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement, the transactions contemplated hereby and all other matters contemplated by this Agreement and the Closing, together with any costs and expenses incurred by Seller in enforcing any of its rights set forth in this Agreement, whether pursuant to Litigation or otherwise, (b) any change of control or transaction payments or bonuses, in each case, payable at or following the Closing solely as a result of the consummation of the transactions contemplated by this Agreement (and not in connection with any other event or the passage of time or both) and the employer portion of all payroll, employment and similar Taxes payable on the foregoing amounts described in this clause (b), excluding any such payments that are paid at the direction of Buyer or its Affiliates, (c) any expenses to be borne by Seller pursuant to Section 1.5 or Section 4.4.
“Transfer Letters” means letters to the applicable Governmental Authority and, if necessary for filing with the FDA, an application form in substantially the same form as described in 21 C.F.R. § 314.72, which are submitted by Buyer and Seller to transfer all rights to a Regulatory Registration for a transferred Product from the Seller or its Affiliates to Buyer.
“Transfer Taxes” mean any federal, state, county, local, foreign and other sales, use, transfer, goods and services, value added, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed on or in connection with the transactions contemplated by or the instruments executed under or in connection with this Agreement or the recording of any sale, transfer, or assignment of property (or any interest therein) effected pursuant to this Agreement.
“Transferred Assets” means the assets and other personal property of Seller and its Affiliates primarily pertaining to the Business, including those set forth or described on Annex 9.1(a), but expressly excluding the Excluded Assets.
“Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.
Term    Section
Acquisition Proposal    Section 4.15
Affiliate Arrangement    Annex 9.1(b)
Agreed-Upon Allocation    Section 1.6
Agreement    Preamble
Assumed Contract    Annex 9.1(a)
Audited Financials    Section 4.18
Business    Recitals
Business Transfer Documents    Section 1.1(e)
Buyer    Preamble
Buyer Indemnitees    Section 8.2
Buyer Terminating Breach    Section 7.1(d)
Closing    Section 1.2
Closing Date    Section 1.2
Closing Inventory    Section 1.3(c)
Confidentiality Agreement    Section 4.3(d)
Contract    Section 2.7
Deal Communications    Section 10.11(d)
Dispute Notice    Section 1.3(c)
Disputed Item    Section 1.3(c)
DOJ    Section 4.4(b)
EY    Section 4.18
Eligible Insurance Proceeds    Section 8.4(c)
End Date    Section 7.1(b)(i)

Excluded Claim    Section 8.5(b)
Excluded Information    Annex 9.1(b)
Financial Statements    Section 2.4
FTC    Section 4.4(b)
Indemnified Party    Section 8.5(a)
Indemnifying Party    Section 8.5(a)
Offered Employees    Section 4.6(c)
Permits    Section 2.12(b)
Permitted Removal    Section 10.11(g)
Post-Closing Covenant    Section 8.1
Privileged Deal Communications    Section 10.11(d)
Products    Recitals
Proposed Allocation    Section 1.6
Release Letters    Section 4.16
Representatives    Section 4.3(a)
Residual Communication    Section 10.11(g)
Resolution Period    Section 1.3(d)
Restricted Parties    Section 4.13(a)(i)
Restricted Period    Section 4.13(a)(i)
Retained Contracts    Annex 9.1(b)
Seller    Preamble
Seller Indemnitees    Section 8.3
Seller Parties    Section 10.11(a)
Seller Releasee    Section 10.8(a)
Seller Terminating Breach    Section 7.1(c)
Sell-Off Period    Section 4.12
Separated Contract    Section 4.5
Skadden    Section 10.11(a)
Solvent    Section 3.6
Tangible Property    Annex 9.1(b)
TEASER    Section 2.26
Transferred Employee Liabilities    Annex 9.1(c)
Transferred Employees    Section 4.6(c)
Transferred Permits    Annex 9.1(a)
Unresolved Items    Section 1.3(e)

2.Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified. All Exhibits and Disclosure Letters annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Article 10

MISCELLANEOUS
1.Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic transmission) and shall be given:
if to Buyer, to:
Prestige Brands, Inc.
660 White Plains Road
Tarrytown, NY 10591
Attention:     General Counsel
Telephone:     (914) 524-6878
E-mail:            [***]
with a copy (which shall not constitute notice) to:

Alston & Bird LLP
1201 West Peachtree St.
Attention:    Sarah Ernst
            Tyler Pate
Telephone:    (404) 881-4940
            (404) 881-7871
E-mail:            sarah.ernst@alston.com
            tyler.pate@alston.com
if to Seller, to:

c/o Kelso & Company
299 Park Avenue, 30th Floor
New York, New York 10171
Attention:     William Woo, Esq.
Telephone:     212-751-3939
E-mail:         [***]
with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:    Michael A. Civale, Esq.
            Daniel L. Luks, Esq.

Telephone:    212-735-3452
            212-735-2509
E-mail:            michael.civale@skadden.com
            daniel.luks@skadden.com
or such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
2.Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
3.Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the party incurring such cost or expense.
4.Governing Law, etc.
(a)THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a Delaware State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Notwithstanding anything in this Section 10.4 to the contrary, each party to this Agreement may bring an action to seek equitable relief pursuant to Section 10.10 in such jurisdiction as it may deem appropriate to enforce its rights hereunder and each party hereby consents to each such applicable jurisdiction for purposes of equitable relief pursuant to Section 10.10.

(b)EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(c)IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM OF CONSEQUENTIAL, SPECIAL, INCIDENTAL, INDIRECT, SPECULATIVE, TREBLE OR PUNITIVE DAMAGES, LOSS OF BUSINESS REPUTATION OR OPPORTUNITY, LOST REVENUE, INCOME OR PROFITS, DIMINUTION IN VALUE OR SIMILAR ITEMS FROM THE OTHER PARTY HERETO (OR ANY AFFILIATE OF SUCH OTHER PARTY HERETO), EXCEPT THAT THE COURT SHALL HAVE THE POWER TO AWARD ANY RELIEF PROVIDED BY GOVERNING STATUTE (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNITY FOR CONSEQUENTIAL, SPECIAL, INCIDENTAL, INDIRECT OR PUNITIVE DAMAGES, LOST PROFITS, DIMINUTION IN VALUE OR SIMILAR ITEMS PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED).
5.Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that Buyer may, without such consent, assign its rights to acquire the Transferred Assets and assume the Assumed Liabilities hereunder, in whole or in part, to one or more of its Affiliates; provided, however, that no such assignment by Buyer shall relieve Buyer of any of its obligations hereunder. An assignment to an Affiliate of Buyer permitted under Section 10.5(ii) shall be deemed null and void as of the time of the assignment if, following such assignment, such Affiliate ceases to be an Affiliate of Buyer. Any attempted assignment or transfer in violation of this Section 10.5 shall be null and void.
6.Entire Agreement. This Agreement, the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof.
7.Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
8.Certain Releases.
(a)Buyer, for itself and on behalf of its Affiliates and its and their representatives, intends to and acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it has or may have against Seller or any of their Affiliates or their Representatives (each, a “Seller Releasee”), in each case, whether arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, rescission or any other recourse or remedy, including as may arise under common law), relating to or accruing from (i) operation of the Products or the Business prior to the Closing Date (except for the Excluded Assets and Excluded Liabilities), (ii) any inaccuracy or breach of any representation or warranty contained in this Agreement, any certificate delivered in connection herewith or any Ancillary Agreement or (iii) any information (whether written or oral), documents or materials furnished in connection with the transactions contemplated hereby, including any information made available in the Data Room, are hereby irrevocably and unconditionally waived and released and covenant not to initiate any Litigation relating to the foregoing against any Seller Releasee; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party hereto with respect to (including Seller’s indemnification obligations pursuant to Article 8), in each case subject to and in accordance with the terms hereof or thereof, as applicable, enforcing the terms of this Agreement or the other Ancillary Agreements in accordance with their respective terms or Fraud. Furthermore, without limiting the generality of this Section 10.8(a), and notwithstanding anything to the contrary set forth in this Agreement, except for a claim of Fraud against a Party hereto, Buyer shall not bring or maintain, and shall cause each of its Affiliates and its and their representatives not to bring or maintain, any claim or cause of action against any Seller Releasee, and no recourse shall be sought or granted against any Seller Releasee, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations or warranties of Seller or any other Person set forth or contained in this Agreement, any certificate, instrument, opinion, agreement or other document of the Selling Affiliates or any other Person delivered in connection with the transactions contemplated by this Agreement, or the other Ancillary Agreements.
(b)Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Seller Releasee (other than Seller) whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Seller Releasee (other than Seller) for any obligation of Seller under this Agreement or any Ancillary Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
(c)Seller, for itself and on behalf of its Affiliates and its and their representatives, intends to and acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it has or may have against Buyer or any of its Affiliates or its Representatives (each, a “Buyer Releasee”), in each case, whether arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, rescission or any other recourse or remedy, including as may arise under common law), relating to, or accruing from, (i) the operation of the Products or the Business prior to the Closing Date (except for Transferred Assets and Assumed Liabilities), or (ii) any inaccuracy or breach of any representation or warranty contained in this Agreement, any certificate delivered in connection herewith or any Ancillary Agreement, are hereby irrevocably and unconditionally waived and released and covenant not to initiate any Litigation relating to the foregoing against any Buyer Releasee; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party hereto with respect to (including Buyer’s indemnification obligations pursuant to Article 8), in each case subject to and in accordance with the terms hereof or thereof, as applicable, enforcing the terms of this Agreement or the other Ancillary Agreements in accordance with their respective terms or Fraud. Furthermore, without limiting the generality of this Section 10.8(c), and notwithstanding anything to the contrary set forth in this Agreement, except for a claim of Fraud against a Party hereto, Seller shall not bring or maintain, and shall cause each of its Affiliates and its and their representatives not to bring or maintain, any claim or cause of action against any Buyer Releasee, and no recourse shall be sought or granted against any Buyer Releasee, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations or warranties of Buyer or any other Person set forth or contained in this Agreement, any certificate, instrument, opinion, agreement or other document of the Buyer or any other Person delivered in connection with the transactions contemplated by this Agreement or the other Ancillary Agreements.
(d)Buyer, Seller and the Selling Affiliates unconditionally and irrevocably acknowledge and agree that (i) the agreements contained in this Section 10.8 are an integral part of this Agreement and the transactions contemplated hereby and (ii) without the agreements set forth in this Section 10.8, none of Buyer, Seller or the Selling Affiliates would enter into this Agreement or otherwise agree to consummate the transactions contemplated hereby.
9.Counterparts; Effectiveness; Third Party Beneficiaries

. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided under Article 8, Section 10.8 and Section 10.11, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.
10.Specific Performance.
(a)Each party hereto acknowledges and agrees that (i) the other parties will be irreparably damaged if this Agreement is not performed in accordance with its terms and (ii) any breach of this Agreement and the non-consummation of the transactions contemplated hereby would not be adequately compensated by monetary damages alone, even if available. Accordingly, in addition to any other right or remedy to which a party may be entitled, at law or in equity, that party shall be entitled to equitable relief (including an injunction or injunctions) to prevent breaches or threatened breaches of this Agreement and to compel specific performance of this Agreement (including to require the other party to consummate the Closing as contemplated hereby), without (A) the need for proof of actual damages and (B) the requirement of posting any bond or other indemnity. Furthermore, each party hereto agrees not to raise (Y) any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, or to specifically enforce the terms of this Agreement (including to require the other party to consummate the Closing as contemplated hereby), or (Z) that a remedy of monetary damages would provide an adequate remedy for any such breach.
(b)Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 10.10 a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 10.10 prior to or as a condition to exercising any termination right under Article 7, nor shall the commencement of any action pursuant to this Section 10.10 or anything set forth in this Section 10.10 restrict or limit any such party’s right to terminate this Agreement in accordance with Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter. If any party hereto brings any action to enforce specifically the performance of the terms and conditions hereof by the other party, the party bringing such action may unilaterally extend the End Date (notwithstanding the termination provisions of Section 7.1(b)(i)), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.
11.Waiver of Conflicts; Deal Communications.
(a)Each of the parties hereto acknowledges and agrees that Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) has acted as counsel to Seller (together with the Affiliates of Seller, collectively, the “Seller Parties”) in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.
(b)Buyer hereby consents and agrees to Skadden representing any of the Seller Parties after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Buyer and its Affiliates, and even though Skadden may have represented a Seller Party in a matter substantially related to any such dispute, or may be handling ongoing matters for Seller. Buyer further consents and agrees to the communication by Skadden to the Seller Parties in connection with any such representation of any fact known to Skadden arising by reason of Skadden’s prior representation of Seller or any of its Affiliates.

(c)In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with: (i) Skadden’s prior representation of Seller or any of its Affiliates and (ii) Skadden’s representation of the Seller Parties prior to and after the Closing.
(d)Buyer further agrees, on behalf of itself and its Affiliates, that all communications in any form or format whatsoever between or among any of Skadden and/or any Seller Party, or any of their respective managers, directors, officers employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or any of its Affiliates. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or any of its Affiliates.
(e)Notwithstanding the foregoing, in the event that a dispute arises between Buyer, on the one hand, and a third party other than a Seller Party, on the other hand, Buyer may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, that Buyer may not waive such privilege without the prior written consent of Seller. In the event that Buyer is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Buyer shall immediately (and, in any event, within two (2) Business Days) notify Seller in writing (including by making specific reference to this Section) so that Seller can seek a protective order and Buyer agrees to use its best efforts to assist therewith.
(f)To the extent that files or other materials maintained by Skadden constitute property of its clients, only the Seller Parties shall hold such property rights and Skadden shall have no duty to reveal or disclose any such files or other materials or any Deal Communications by reason of any attorney-client relationship between Skadden and any Seller Party.
(g)Buyer agrees that it will not (i) access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have any Seller Party waive the attorney-client or other privilege, or by otherwise asserting that Buyer has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Deal Communications from Skadden. In furtherance of the foregoing, it shall not be a breach of any provision of this Agreement if prior to the Closing any Seller Party, or any of their respective directors, officers employees or other representatives takes any action to protect from access or remove from any Transferred Asset or the premises of the Business (or any offsite back-up or other facilities) any Deal Communications, including without limitation by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Deal Communications (any such action, a “Permitted Removal”). In the event that, notwithstanding any good faith attempts by any Seller Party, or any of their respective directors, officers, employees or other representatives to achieve a Permitted Removal of any Deal Communication, any copy, backup, image, or other form or version or electronic vestige of any portion of such Deal Communication remains accessible to or discoverable or retrievable by Buyer (each, a “Residual Communication”), Buyer agrees that it will not, and that it will cause its Affiliates and their respective directors, officers, employees or other representatives not to intentionally use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Residual Communication for any purpose.
12.Debt Financing Sources Protective Provisions. Notwithstanding anything in this Agreement to the contrary, each of the Parties, on behalf of itself and each of its Affiliates, hereby (a) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim or any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Financing or any of the agreements relating to the Financing (including the Commitment Letter) and each definitive agreement with respect to the Financing (each, a “Definitive Debt Financing Agreement”) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such courts, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agrees that service of process upon such Person in any such proceeding shall be effective if notice is given in accordance with Section 10.1, (d) agrees that notwithstanding anything to the contrary contained herein, the Seller will not have any rights or claims, regardless of the legal theory under which such right or claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, and will not seek any such rights or claims against any of the Debt Financing Sources in connection with this Agreement, the Commitment Letter, the Financing or any Definitive Debt Financing Agreement, and no Debt Financing Source shall have any liability to the Seller for any obligations or liabilities of the Parties or for any claim (regardless of the legal theory under which such claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory), based on, in respect of, or by reason of, the transactions contemplated hereby, the Commitment Letter, the Financing or any Definitive Debt Financing Agreement, (e) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST ANY DEBT FINANCING SOURCE IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE FINANCING, THE COMMITMENT LETTER, ANY DEFINITIVE DEBT FINANCING AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER and (f) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions herein reflecting the foregoing agreements in this Section (and such provisions shall not be amended in any respect that is materially adverse to the Debt Financing Sources without the prior written consent of the applicable Debt Financing Sources). This Section shall not limit or qualify the rights and obligations of the Debt Financing Sources and the other parties to the Financing under the Commitment Letter or other Definitive Debt Financing Agreements.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.
FOUNDATION CONSUMER BRANDS, LLC
By:     /s/ William Woo
    Name: William Woo
    Title: Vice President

[Signature Page to Asset Purchase Agreement]

PRESTIGE BRANDS, INC.
By:     /s/ Christine Sacco
    Name: Christine Sacco
    Title: Chief Financial Officer and Chief              Operating Officer

    [Signature Page to Asset Purchase Agreement]

Annex 9.1(a)
Transferred Assets
The Transferred Assets consist of all of Seller’s and the Selling Affiliates’ right, title and interest in, to and under the assets, rights, goodwill, claims, interests and properties (of every kind and description, wherever located, whether tangible or intangible, real, personal or mixed) that, unless otherwise noted below, are primarily used in or primarily related to the Business as they exist at the time of the Closing (but, in each case specifically excluding any assets constituting Excluded Assets), including the following (in each case specifically excluding Excluded Assets):
(i)    all Inventory at the time of Closing;
(ii)    all Trademarks primarily used in or primarily related to the Business, including those set forth on Schedule 9.1(a)(ii) (the “Transferred Trademarks”);
(iii)    all Domains primarily used in or primarily related to the Business, including those set forth on Schedule 9.1(a)(iii) (the “Transferred Domains”);
(iv)    all Copyrights primarily used in or primarily related to the Business, including those set forth on Schedule 9.1(a)(iv) (the “Transferred Copyrights”);
(v)    all Patents primarily used in or primarily related to the Business, including those set forth on Schedule 9.1(a)(v) (the “Transferred Patents”);
(vi)    all other IP Rights primarily used in or primarily related to the Business (collectively with the Transferred Trademarks, Transferred Domains, Transferred Copyrights and Transferred Patents, the “Transferred IP”);
(vii)    any Contract (including all purchase orders or statements of work to be filled or satisfied after the Closing) exclusively relating to the Business, including those Contracts set forth on Schedule 9.1(a)(vii) (the “Assumed Contracts”);
(viii)    all Permits (including all Regulatory Registrations) held by Seller or any of its Affiliates that are exclusively related to the Business or the Products (the “Transferred Permits”), and in each case to the extent such rights exist and are capable of being sold or transferred pursuant to applicable Law, including (i) to the extent under the possession or control of Seller or any of its Affiliates, the original documents, to the extent originals are available, evidencing such Permits and all related Permit applications; and (ii) all other nonclinical and clinical documents required to be kept by applicable Law with respect to the Products or future Products or product lines, including manufacturing, packaging and labeling specifications, validation documentation, quality control standards, and files and correspondence with Governmental Authorities, in each case, to the extent under the possession or control of Seller or any of its Affiliates;
(ix)    the Product Files, Customer Lists and any other files, ledgers, correspondence, studies, reports, books, records (including shipping and personnel records), invoices, surveys, data (including financial, sales, purchasing and operating data), computer data, disks, diskettes, tapes, marketing plans, customer lists and records, supplier lists and records, distributor lists and records, manuals, quality control records, research and development files, policies and procedures, marketing materials, correspondence and other documents, in each case to the extent related to the Business, the Products, the other Transferred Assets or the Assumed Liabilities and in the possession of Seller or any of its Affiliates (but excluding
Annex 9.1(a) - 1

documents or databases that are not reasonably separable) (the “Records”) (provided that Seller may keep copies solely to the extent reasonably necessary for the purpose of dealing with, and with use and access limited to the purpose of, (i) any report, return, statement, audit, filing or other requirement required under any applicable Law; (ii) its Tax affairs; (iii) any Litigation, in each case other than between the Buyer and Seller or any of its Affiliates; (iv) any other matter arising out of this Agreement or the transactions contemplated hereby; or (v) any Excluded Asset or Excluded Liability);
(x)    artwork of the Seller or any of its Affiliates which relates primarily to, or is used or held for use primarily with, any Products, to the extent in the possession and control of the Seller or any of its Affiliates (or that are accessible to Seller or any of its Affiliates using commercially reasonable efforts);
(xi)    the Universal Product Codes for the Products, except for the Excluded Universal Product Codes;
(xii)    all goodwill of the Business;
(xiii)    all tangible personal property, including machinery, equipment, training materials and equipment, mechanical and spare parts, supplies, packaging materials, tools, tooling, dyes, cap and component molds, test devices and supplies (collectively, “Tangible Personal Property”) primarily relating to or primarily used in the Business (collectively, the “Transferred Personal Property”);
(xiv)    all claims, causes of action, rights of recovery, rights of set-off, rights of recoupment, reimbursements, indemnifications of any kind or nature, in each case, to the extent (A) related to the Business (other than with respect to the Excluded Assets or the Excluded Liabilities) or any of the Transferred Assets or the Assumed Liabilities and (B) arising under warranties, representations, indemnities and guarantees made by suppliers, distributors and vendors;
(xv)    if any asset is damaged, destroyed or otherwise suffers an insured loss between the date of this Agreement and the Closing, then all insurance proceeds with respect to any such loss occurring after the date of this Agreement and prior to the Closing, that is actually paid to Seller or its Affiliates at any time (whether prior to or following the Closing) by a third-party insurer (which, for the avoidance of doubt, shall not include any self-insurance, fronted insurance or captive insurance), to the extent covering the Transferred Assets, net of any costs incurred by Seller or any of its Affiliates relating to obtaining or seeking to obtain such insurance proceeds (the “Transferred Insurance Proceeds”);
(xvi)    all personnel records and employee data (including all human resources and other records) related to the Transferred Employees; and
(xvii)    all rights under any confidentiality, non-competition, assignment of inventions or similar agreements with current or former employees, consultants and independent contractors who provided services to the Business and/or participated in the development of the Transferred IP, in each case to the extent relating to the Business.

Annex 9.1(a) - 2

Annex 9.1(b)
Excluded Assets
The Excluded Assets consist of any assets, rights and properties of Seller or any of its Affiliates that do not constitute Transferred Assets, including the following:
(i)    all the assets of and all the assets relating to and all rights under any Employee Benefit Plan;
(ii)    The following information (the “Excluded Information”):
A.    any and all books and records and information to the extent not used or held for use with the Business or the Products (including any information relating to any Contract that is not an Assumed Contract);
B.    any and all books and records and information to the extent relating to any Excluded Asset;
C.    any source documentation relating to any individual safety case report or any clinical or pre-clinical data which would constitute Personal Data (having the meaning set out in the GDPR or, where the GDPR is not applicable, as analogous terms are defined in the applicable Data Protection Laws), and any unprocessed safety reports;
D.    any and all books and records and information which Seller or any of its Affiliates is required to retain pursuant to applicable Law;
E.    any and all books and records and information which contain information in which the Seller or any of its Affiliates has legal privilege or which the Seller cannot transfer to the Buyer in compliance with applicable Law (including with respect to data protection and privacy).
(iii)    all Contracts that do not exclusively relate to the Business, including those Contracts listed on Schedule 9.1(b)(iii) (the “Excluded Contracts”); provided, however, that the Shared Contracts shall be subject to the provisions of Section 4.5;
(iv)    all current and non-current cash and cash equivalents, securities, investments, endorsements, bond funds and other funds created by bond indentures and non-assumable prepaid expenses or any other current assets;
(v)    any accounts receivable;
(vi)    any bank accounts or bank account records;
(vii)    any Tax Returns and any refunds or credits for Taxes attributable to the Pre-Closing Tax Period;
(viii)    Tangible Personal Property that is not Transferred Personal Property;
(ix)    all rights of Seller and its Affiliates in real property;
    Annex 9.1(b) - 1

(x)    all Records related to corporate organization of Seller and its Affiliates, including minute books;
(xi)    all IP Rights of Seller and its Affiliates that are not Transferred IP;
(xii)    all rights of Seller and its Affiliates (A) arising under this Agreement or any Ancillary Agreement or from the consummation of the transactions contemplated hereby or thereby and (B) under Contracts to which Seller any of its Affiliates is a party that (x) are Shared Contracts (except for any Shared Contract or portion thereof that is a Transferred Asset), (y) are Enterprise-Wide Contracts or (z) are Excluded Contracts;
(xiii)    all IT Assets;
(xiv)    all Permits other than the Transferred Permits;
(xv)    any Contract between or among Seller, any Selling Affiliate and/or one or more Subsidiaries or Affiliates of Seller, in each case, relating to the Business, including any professional services, management services, consulting, fee, reimbursement or other arrangements (collectively, the “Affiliate Arrangements”);
(xvi)    the Excluded Universal Product Codes;
(xvii)    except for the Transferred Insurance Proceeds, all insurance policies and rights thereunder arising in connection with the operation of the Business prior to the Closing; and
(xviii)    any other assets, rights and properties that are not primarily relating to or primarily used or held for use in connection with the operation of the Business or the Products.

    Annex 9.1(b) - 2

Annex 9.1(c)
Assumed Liabilities
The Assumed Liabilities consist of (x) any and all liabilities and obligations of Buyer or any of its Affiliates arising out of or relating to or under this Agreement or the Ancillary Agreement, including liabilities for which Buyer or its Affiliate expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement; and (y) the following liabilities and obligations of Seller or any of its Affiliates to the extent arising out of, relating to or otherwise in any way in respect of the Business or any Transferred Asset after the Closing, whether known or unknown at the Closing, other than the Excluded Liabilities:
(a)    all liabilities and obligations arising out of or relating to the Assumed Contracts, but only to the extent that such obligations and liabilities are required to be performed after the Closing (and expressly excluding the Pre-Closing Accounts Payable) and not including any liability for any violation of Law or default, violation or breach caused by the acts or omissions of the Seller or its Affiliates under any such Assumed Contract, in each case, occurring on or prior to the Closing;
(b)    (A) all Transfer Taxes allocable to Buyer (pursuant to Section 1.5) and (B) Taxes payable with respect to the Business and the Transferred Assets for any Post-Closing Tax Period;
(c)    other than with respect to any Product sold prior to the Closing Date, all liabilities and obligations arising out of or relating to the ownership, use or operation by Buyer or its Affiliates of the Transferred Assets or the Business after the Closing, including the sale of Products on or after the Closing Date;
(d)    (A) all liabilities relating to or arising from any Transferred Employee that arise on or following the Closing Date (other than in connection with termination of employment by Seller or its Affiliates at or prior to Closing) and (B) those liabilities and obligations Buyer or its Affiliates have specifically agreed to assume pursuant to Section 4.7 (the “Transferred Employee Liabilities”).

    Annex 9.1(c) - 1

Annex 9.1(d)
Excluded Liabilities
The Excluded Liabilities consist of any and all liabilities and obligations of Seller or any of its Affiliates other than Assumed Liabilities, including each of the following (other than Assumed Liabilities):
(a)    all liabilities and obligations, whether arising before or after the Closing Date, arising out of or related to the Excluded Assets;
(b)    all Taxes (other than Transfer Taxes allocable to Buyer pursuant to Section 1.5 or that are payable with respect to the Business and the Transferred Assets for any Post-Closing Tax Period) (i) of Seller and its Affiliates for any taxable period or (ii) with respect to the Business or the Transferred Assets for any Pre-Closing Tax Period;
(c)    except for the Transferred Employee Liabilities, (A) all liabilities relating to or arising from any current or former employee (other than any Transferred Employee) or independent contractor of Seller or any of its Affiliates (including the Selling Affiliates), regardless of when such liability arises or occurs (whether on, prior to, or after the Closing Date), (B) all liabilities relating to or arising from any Transferred Employee that arises prior to the Closing Date or in connection with termination of employment by Seller or its Affiliates at prior to Closing, (C) all liabilities under any Employee Benefit Plan and (D) all liabilities relating to or arising out of the WARN Act in connection with the transactions contemplated by this Agreement;
(d)    all accounts payable, Transaction Expenses and Indebtedness of Seller and its Affiliates;
(e)    all liabilities under any Affiliate Arrangement;
(f)    all liabilities for which Seller or its Affiliate expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement;
(g)    all liabilities with respect to or arising out of (i) the operation of the Business prior to or as of the Closing, (ii) the ownership of the Transferred Assets prior to or as of the Closing, or (iii) any Product sold prior to the Closing Date, in each case whether or not asserted as of the Closing; and
(h)    all other liabilities to the extent relating to, arising out of or otherwise in any way in respect of any business of Seller or its Affiliates other than the Business, or the conduct or operation of any business of Seller or its Affiliates other than the Business and activities related thereto, in each case whether or not presently asserted and whether arising before, on or after the Closing.